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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/09/2006

TIME: 09:19:25

TO: MAYNE PHARMA PTY LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

SUPPL

We confirm the receipt and release to the market of an announcement regarding:

Results Presentation


PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

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mayne
Mayne Pharma Limited
Results Presentation
for year to 30 June 2006
11 September 2006
Melbourne, Australia

- Welcome to Mayne Pharma's 2006 full year results presentation
- Before we commence, could I please ask everyone to check that their phones are in silent mode
- With me today are our Executive Vice President and Chief Financial Officer, Paul Binfield; our Chief Operating Officer, Bill Simmons and our Vice President Global Research and Development, Hugh Burrill
- This presentation is being webcast and it will be available on our website later today


Agenda
mayne
FY06 Overview & Summary
Dr Thierry Soursac
Financial analysis
Paul Binfield
Commercial review
Bill Simmons
R&D pipeline
Hugh Burrill
2

- Today's presentation will cover a number of areas:
  - I will present highlights for the year, including an overview of the results, and the progress we have made with the new strategy, announced to the market in May
  - Paul will present the financials for the year;
  - Bill will comment on some of the operational highlights of the year and how we see the markets we compete in
  - And finally Hugh will take us through the product pipeline to allow you to see the key prospects

  We'll be taking questions at the end

- The presentation focuses on the pro-forma results of the company which essentially show the financial performance of Mayne Pharma as if it had been a stand alone company for this financial year as well as in the prior corresponding period. The major normalisation adjustments are the inclusion of the Salisbury operation for the full year, the addition of the costs associated with operating as an independent company, and excludes the effects of significant items.


FY 2006 Overview
Dr Thierry Soursac, CEO & MD
mayne

- I am happy to be able to announce a very successful first year for Mayne Pharma as an independent company
- In addition to a strong financial result we have had many other major achievements during the year, in terms of organisation, strategy, manufacturing, product launches, intellectual property and product development

FY 2006 – a successful first year


mayne

- Strong financial result above expectations:
  - Pro forma sales up 17.6%; paclitaxel +26%
  - Gross margins improved from 43.7% of sales to 45.2% of sales
  - Pro forma EBIT before significant items up 37.4%
  - Significant items in line with first half ($123.6m compared to $115.7m at 31 December)
- New management team in place, with complementary expertise in support of our strategy
  - Oncology, IP, clinical development, supply chain management
- Many new product introductions underpin future sales
  - vinorelbine, oxaliplatin, irinotecan, ondansetron, mitoxantrone
- Pipeline of high potential products
  - oxaliplatin, docetaxel, epirubicin, gemcitabine, G-CSF
- Strong IP positions on a number of products in development
  - Key court rulings reinforce IP position (oxaliplatin)
- New strategy to be a global oncology-focused specialty pharma company communicated, implementation begun
  - Acquisition of Nipent® in North America completed in August
  - Operational effectiveness on track to deliver $10m savings in FY 2007

All figures are A$ unless otherwise stated

4

•Here is a summary of the key achievements of the year, each of which I will come back to in more detail

- We had a strong year in financial terms. Sales were up 17.6% and EBIT was substantially ahead of expectations at the time of the demerger at $119.0 million, a rise of 37.4%
- Significant items are in line with the first half result and Paul will take you through these later.
- On the product front, we introduced a large number of new products over the year
- Our pipeline is very strong. We currently have products with a local market value of $4.2 billion in submission stage
- We have been successful in attracting a number of highly qualified people to Mayne Pharma and have filled the outstanding senior positions on the Executive committee
- The strategy we announced in May is starting to be delivered. We have completed the acquisition of the North American rights to Nipent and our internal refocusing is well accepted throughout the organisation


Pro forma sales up by 17.6% in the year
mayne
FY 2006 sales by geographic region
EMEA 49%
Asia Pac 24%
N America 27%
FY 2005 and FY 2006 sales A$m
682.8
802.8
2005
2006
FY 2006 sales by category
Oncology customer products 61%
Other products 21%
Compounding 5%
Contract Manuf 13%
*Oncology customer products form 74% of product sales
H2 2005 and H2 2006 sales A$m
343.1
411.5
2005
2006
5

- Sales as I said were up 17.6% in the year and 19.9% in the second half
- Our focus on oncology can clearly be seen, with approximately 61% of our total sales, or 74% of our product sales, being products commonly prescribed by oncologists
- EMEA continues to be our strongest region

Pro forma EBIT up 37.4%

mayne

A$ million except per share data	FY 2005	FY 2006	+/-
Sales	682.8	802.8	17.6%
EBITDA	133.7	170.7	27.7%
EBITDA margin	19.6%	21.3%	
EBIT	86.6	119.0	37.4%
EBIT margin	12.7%	14.8%	
Net profit after tax	-	82.9	
Cash generated from operations (statutory)	87.9	183.6	
Dividend per share, fully franked	-	1.5c	

* Figures are pro forma and exclude significant items of A$123.6 million (A$115.7 at half year)

6

- In addition, EBITDA and EBIT have grown by 27.7% and 37.4% respectively.
- Significant items are in line with the first half, at $123.6 million for the full year from $115.7 at the half year
- You can see that EDITDA and EBIT growth are substantially ahead of sales growth
- The directors have also proposed a dividend for the period of 1.5 cents per share, which is fully franked

Paclitaxel growth continues


mayne

Top 10 products by sales	
Molecule name	**Therapeutic area**
Paclitaxel	Oncology
Pamidronate	Oncology
Irinotecan	Oncology
MVI	Vitamins
Carboplatin	Oncology
Doryx® *	Anti-infective / Dermatology
Methotrexate	Oncology
Vancomycin	Anti-infective
Leucovorin	Side effect reducer
Fluconazole	Anti-infective

* Doryx is sold in the US by Warner Chilcott

- Paclitaxel continues to grow strongly
  - total sales A$139 million, up 26% in the financial year
  - volumes continuing to grow
- Pamidronate is still a highly profitable product despite expected price erosion
- Irinotecan now 3rd largest selling product
  - not on the market in US, France, Germany, Italy, UK during FY 2006
  - provided similar $ growth to paclitaxel
- Of the top 20 only 4 decreased sales in FY06
- Gross margin increased or stable for 6 of top 10
- We expect to see oxaliplatin in this list in FY 2007

7

- In terms of individual products
  - sales of our lead product paclitaxel were up 26%.
  - Despite continuing price pressure on this product, volumes are continuing to grow and, since we are vertically integrated and produce the paclitaxel API in-house, we have reduced our product costs substantially
- Pamidronate gained market share amid expected pricing pressure
- Irinotecan is now our third largest selling product with sales up over 100%, and we have yet to launch in the US or the 4 largest markets in Europe
- The increase in sales of Irinotecan, in dollar terms, was almost as large as that of our leading product Paclitaxel
- MVI, our second largest selling product in the US market behind paclitaxel, rose approximately 14% on the prior corresponding period.
- Indeed, 16 of the top 20 products increased sales in the period
- Bill will say more about our products later


Management team in place with relevant expertise
mayne
Mondher Mahjoubi
SVP Global Marketing & Medical Affairs
Oncology
Oncology
George Blackledge
Clinical Director
Paul Binfield
EVP, CFO
Bill Simmons
EVP, COO
Donna Kohut
VP Global
Supply Chain
Oncology
Hugh Burrill
EVP Global Research & Development
Dr Thierry Soursac
CEO &
Managing Director
Mike Rutkowski
President Global
Manuf. & Supply
Tamara Joseph
EVP, Group General Counsel & Co. Secretary
Oncology
Ron Squarer
SVP Global
Business Dev.
Oncology
Legal, IP
John Johnson
SVP Global Quality
Charmion Gilmore
SVP
Human Resources
Leah Taylor
Global Head of
Intellectual Property
8

- During the financial year we made a number of key hires of highly experienced executives.
- Bill Simmons has been appointed as our Chief Operating Officer. He brings over 30 years experience, much of it in the pharmaceutical industry, in both proprietary and generics products. He joined us last year from Baxter where he was responsible for their injectable and oncology businesses
- Ron Squarer, Senior Vice President Global Business Development, joined us from Pfizer's business development team where he had particular responsibility for their oncology business
- Tamara Joseph has joined as General Counsel. She has a wealth of experience in the biosciences industry in both the US and Europe, including in IP litigation
- Mayne Pharma's Executive Committee is supported by further highly qualified people including Donna Kohut in supply chain, with 25 years experience in the industry.
- We are building our presence in the field of clinical development and are therefore particularly pleased to announce the arrival this month of Dr George Blackledge as Clinical Director. George brings a wealth of oncology experience in the clinic, in academia and most recently 16 years within AstraZeneca's oncology business concentrating on clinical development
- Finally I am pleased to announce that Dr Mondher Mahjoubi, also highly experienced in oncology, will join us shortly as SVP Global marketing and Medical Affairs. Dr Mahoujbi has 15 years experience in medical affairs and marketing roles with Sanofi-Aventis, including VP Oncology franchise – Global Marketing and Medical Affairs.


Product approvals in FY 2006 underpin future sales
mayne
FIRST QUARTER
Epirubicin approved UK
Fluconazole approved UK
Doryx modified release US*
THIRD QUARTER
Vinorelbine launch UK
Oxaliplatin Estonia
Irinotecan launch Canada
Epirubicin approval FR
Ondansetron approval ES
Desferrioxamine DE
FIRST QUARTER FY 2007
Oxaliplatin approved PT, DK
Irinotecan approved IT
Epirubicin FD US tentative approval
Vinorelbine approved DE
Clindamycin, Flumazenil, Ceftazidime, Tramadol approved AU
Ondansetron AU
Paclitaxel semi-synthetic approved EU
FY 2006
J A S O N D J F M A M J J A S
FY 2007
SECOND QUARTER
Mitoxantrone FR
FOURTH QUARTER
Ondansetron DE, UK, CA
Mitoxantrone US
Epirubicin DE, ES, AU
Octreotide PT
Ciprofloxacin FI
Oxaliplatin CA
* Doryx is sold in the US by Warner Chilcott
9

- This slide shows a time line of our major product approvals and introductions during the year
- You can clearly see the increased number in the last 2 quarters and the first quarter of FY2007
- In particular I would like to point out
    - A modified release Doryx ws launched by Warner Chilcott in the first quarter. This underlines the ability of our oral product development group in Salisbury to support the oncology strategy with a range of oral ICE products
    - Oxaliplatin, that has gone through the Mutual recognition procedure (MRP) in Europe and is now approved in Estonia, Portugal and Denmark
    - We have also received first approvals of our Epirubicin, Ondansetron and Vinorelbine products in this year
    - In the final quarter we launched mitoxantrone in the US and enjoyed a highly successful relaunch of hydromorphone


Strong pipeline of high LMV products in roll-out and development
mayne
Selected portfolio products (disclosed projects only)
Pre-market
Rollout*
Docetaxel
Gemcitabine
Propofol
G-CSF
9 x Strides
5 x Orchid
Epirubicin
Irinotecan
Nipent® (US)
Ondansetron
Oxaliplatin
Vinorelbine
Ciprofloxacin
* Approved or marketed in at least one country
Total LMV of products in submission: US$4.2 billion
10

- Due to the nature of our business, it is essential to have a strong pipeline of new products coming to the market in order to maintain sales and profitability as price erosion affects more mature products
- Many of the products I have just mentioned are in the rollout phase and we expect additional approvals and launches of these products in a variety of markets
- We currently have a very strong pipeline of such products in all stages of development.
- I would particularly like to point out recently announced products, Gemcitabine and Docetaxel, and also G-CSF, our biosimilar development with PLIVA; all of which have high future sales potential

Strategy implementation begun


mayne

- New strategy communicated throughout the organisation beginning in June
- Nipent® acquisition completed
- Operational effectiveness progressing well in all areas
  - On track to meet $10 million target in FY 2007

Area	Status and expected annual saving
1: Global product development	Certain stability activities being outsourced Quality and laboratory management being merged, streamlined
2: Manufacturing	Major improvements particularly at Mulgrave
3: Supply chain	Remote packing centre in Czech Rep reduces inventory and repackaging costs and lead times to customers Improved demand planning process: successful pilot in 3 molecules
4: Sales effectiveness	Streamlining of commercial operations under examination in all 3 regions
5: Portfolio effectiveness and optimisation	Longer term project to rationalise SKUs and enhance management of global molecules
6: Corporate duplication	Global procurement of key products and services Removal of functional duplication between regions

- As you know, we announced our new strategy to you in May and have made substantial progress since then
- Roll-out of the strategy to our employees is complete and implementation is progressing well
- We acquired N American rights to Nipent® and continue to negotiate for European rights too
  - Bill will say more later about our integration plans for this product
- In operational effectiveness, we are on track to meet our $10m target of costs savings, of which we will invest a proportion back in the business
- You can see here a number of the key ongoing projects that are expected to realised these savings
- A good example in supply chain management is our Remote Packaging Centre in the Czech Republic which will streamline our distribution in Europe

- That was a brief overview of our major achievements.
- I'll now hand over to Paul who will take you through the numbers


Financials
Paul Binfield, EVP & CFO

Thank you Thierry

Good morning ladies and gentlemen. I will now spend the next 5 minutes or so taking you through the highlights of the 2006 financial results.

FY 2006 growth vs FY 2005 (pro forma)

mayne

$m	FY 2005	FY 2006	+/-
Sales	682.8	802.8	*17.6%*
Cost of sales	(384.6)	(439.9)	*+14.4%*
Gross profit	298.1	362.9	*21.7%*
Gross margin	*43.7%*	*45.2%*	
Other operating income	14.9	7.5	*-49.8%*
Distribution expenses	(20.1)	(19.8)	*-1.2%*
Marketing expenses	(72.8)	(91.5)	*25.7%*
Administrative expenses	(67.5)	(76.9)	*13.9%*
R&D expenditure	(39.1)	(29.0)	*-25.9%*
Amortisation of identified intangibles	(24.7)	(25.9)	*5.0%*
Other operating expenses	(2.1)	(8.2)	*287%*
EBIT	86.6	119.0	*37.4%*
EBIT margin	*12.7%*	*14.8%*	

13

- 2006 proved to be a very strong first year for Mayne Pharma as a stand-alone entity. We significantly exceeded our expectations established at the time of the demerger.
- Our sales increased almost 18% to in excess of $800 million
- Gross margin increased to 45.2% and excluding the one-off charge associated with the closure of the ampoule line at Mulgrave, gross margin for the year would have been 45.8%.
- EBIT growth was 37.4% over the period, substantially higher than sales growth, which resulted EBIT margin growing by in excess of 200 basis points
- I will now examine a few of these figures in more detail




mayne

Double-digit organic sales growth

Analysis of sales growth A$m		
Proforma sales FY 2005		**682.8**
Currency	-1.3%	-9.2
Acquisitions during 2005	7.3%	+ ~50
Organic growth	11.6%	+ ~79.2
Proforma sales	**17.6%**	**802.8**

- Currency had a negative effect on sales growth of 1.3% relative to prior year
- Growth also affected by acquisitions made during FY2005, and therefore not fully consolidated until FY2006
  - Now fully integrated into Mayne Pharma structure in 2006 making it difficult to distinguish acquired from organic sales
  - We believe A$50 million is a reasonably accurate estimate
- This indicates organic growth in excess of 10%

14

- The reported sales growth of almost 18% can be analysed as follows
  - We were hit by a negative currency impact of 1.3 %
  - We enjoyed the benefit of acquisitions undertaken in the prior year and at the start of 2006. This added approx $50m or 7%
  - This resulted in an impressive double-digit underlying growth rate
- This growth shows that paclitaxel and other growing products have outstripped the natural price erosion in the balance of the portfolio. Significantly, of our top 20 products by sales in 2006, 16 enjoyed sales growth over the prior year.
- We had a number of new launches in the latter part of FY 2006, and we expect these to benefit FY 2007, particularly in the second half, as they gain additional market authorisations and build up sales momentum


Continued margin improvement
mayne
Gross profit and margin A$m
EBITDA and margin A$m
200
180
160
140
120
100
80
60
40
20
0
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
H1 05 H2 05 H1 06 H2 06
100
90
80
70
60
50
40
30
20
10
0
25%
20%
15%
10%
5%
0%
H1 05 H2 05 H1 06 H2 06
H2 2006 excludes effect of Mulgrave restructuring charge
15

- Strong gross margin growth has been delivered through a contribution of a number of factors, including:
  - A greater focus on product pricing. We have sought, where the market has permitted, to increase price or at least moderate the price erosion.
  - Significant efficiencies being delivered in our manufacturing sites. This has resulted in lower costs of goods and also improved product availability
  - The backward integration into API manufacture for our key product paclitaxel has allowed us to remain competitive in this product has competition has intensified. The strong growth of this product has been beneficial in lifting our overall margin
- Of our top 10 products, 6 experienced either an improved or stable margin over the prior year.
- The following slide shows the EBIT bridge between 2005 and 2006


Gross profit is key driver of EBIT improvement
EBIT bridge 2005 to 2006
160
140
120
100
80
60
40
20
0
86.6
64.8
-18.7
10.1
-1.2
-22.6
119.0
EBIT 2005
Gross profit
S&M
R&D
Amortisation of identified intangibles
Other
EBIT 2006
16

- This slide clearly illustrates that the 2006 result has been driven by strong sales growth and expanding gross margin.

- Robust sales growth and strong margins expansion have led to a significant improvement in overall profitability. This has been partially offset by increases in sales, marketing and administration expenditure as we have integrated acquisitions and also continued to strengthen our sales and marketing infrastructure.

Development expenditure increased

mayne

A$m		2005		2006
EBIT		86.6		119.0
less: capitalised R&D	(12.9)		(29.1)	
add: R&D amortisation charge	1.1		1.5	
		(11.8)		(27.6)
Restated EBIT		74.8		91.4
Mulgrave restructuring charge		-		4.7
EBIT Excl. Mulgrave restructuring		74.8		96.1
Underlying EBIT growth				+28.5%
Total R&D charge if 100% expensed		50.9		56.6
growth				*+11.2%*

17

- Moving on to Research & Development. We increased our cash spend on R&D by 11% over the prior year from $50.9m to $56.6m. This reflect our desire to further strengthen our pipeline.
- As you know we are required to capitalise a portion of our R&D in accordance with IFRS. As more products successfully progressed though the development programme during 2006 the level of capitalised R&D increased
- This slide shows what would happen to EBIT were we to have expensed all these costs in both years. EBIT would have increased by approximately 22%, or 28% excluding the effect of the Mulgrave charges
- As we continue development of later stage products and grow our clinical development capabilities, we are expecting an acceleration of this growth in total R&D spend in 2007. We would also expect to see an increase in the R&D P&L charge for the year as more of the expected costs will relate to earlier development work


Strong operating cash flow (statutory)
mayne
Cash conversion A$m
200
180
160
140
120
100
80
60
40
20
0
FY 2005
FY 2006
EBITDA
Cash from operations
Pre significant items
Strong operating cash flow for the financial year
8% above EBITDA in full year 2006
Effective working capital management
Inventories increased just $15 million despite $6 million in acquisition-related increases
Trade and other receivables increased $33m despite $22 million in in acquisition-related increases
Trade and other creditors increased by $30 million
Cash position at 30 June $115.6 million
Undrawn debt facilities in place
18

- Let us now turn to cash flow. Please note that the numbers on this page are statutory figures extracted from the 4E. They are not pro forma figures
- We have worked hard to ensure that improved earnings translate into higher cashflow. We generated cash from operations of approximately $184 million, significantly exceeding the statutory EBITDA before significant items in the period of approximately $169 million
- Working capital management has continued to improve
- Stripping out the impact of acquisitions inventory increased about $9m or about 5% and receivables increased $22m or about 13%. An good outcome given the strong growth of the business. Further benefits are expected to be delivered from the operational effectiveness program, especially in relation to supply chain.

Significant items (before tax)

mayne

Description	Dec 05 ($m)	Jun 06 ($m)
Corporate asset write-downs		
Aguadilla	58.9	59.2
Listed entity revaluation	3.4	3.4
Development projects		
EPO – Pliva	7.5	9.2
Propofol	19.4	19.5
Projects ended with new strategy	14.6	14.6
Corporate activity		
Demerger	11.9	11.9
Assessment of potential LSE listing	-	5.7
	115.7	**123.6**

19

- Finally let me say a few words about the change in significant items.
- The only new item here is the $5.7 million costs that we have incurred in relation to our investigation of a listing of Mayne Pharma on the LSE as well as the ASX. We are still investigating this possibility, and will report to the market once a decision has been made
- The EPO write-off has increased by $1.7 million as a result of a write-off of stock that we were unable to sell.
- Items relating to Aguadilla and propofol have changed slightly due to currency differences since the first half report.


Current trading
mayne
We are pleased with the start to the year so far, which is in line with expectations
Sales outlook positive, contribution from Nipent expected from mid-August
Manufacturing efficiencies continue to be realised.
Operational efficiency programme on track
Development expenditure expected to increase substantially as project investment accelerates and G-CSF clinicals proceed,
Effective tax rate expected to be ~ 31% - 32%
20

- So far this year, the business has continued to perform well and we expect to see year on year growth. We also expect to see increased competition in key markets, especially in Europe. The Nipent acquisition was completed in the middle of August and will be consolidated from that date
- The margin outlook remains positive as we continue to deliver manufacturing efficiencies and the operational effectiveness programme continues
- Counterbalancing these savings is the expected rise in R&D costs as project investment accelerates and we commence the clinical programme for our G-CSF project with PLIVA.
- Finally the effective tax rate is expected to be in the range of 31-32%
- As I have mentioned, we are considering a listing of the Mayne Pharma share on the LSE as well as the ASX. It is not practice in the UK market to provide guidance prior to such a listing and as such we do not want to limit our options by giving an outlook statement at this time.
- I would now like to hand over to Bill Simmons who will give some additional colour to the current trading environment for some of our key products


Commercial operations
Bill Simmons, EVP & COO
mayne

- Good Morning!
- I would like to take you through a number of factors that have affected our business over the period, including sales and trading conditions of our leading products, our plans for the recent acquisition of Nipent, as well as an update on what we have been doing in manufacturing.


Positive trends in the taxane market
mayne
Taxane market (kg)
Paclitaxel increasing
100
80
60
40
20
0
75.5 76.9 80.5 82.2 80.9 84.3
67.3 66.8 66.0 67.3 72.7 77.4
1.3 3.6 4.8 5.1 5.7 6.0
Q1 2005 Q2 2005 Q3 2005 Q4 2005 Q1 2006 Q2 2006
PACLITAXEL DOCETAXEL ABRAXANE
Source: IMS data for AU, CA, US, DE, ES, FR, IT, UK hospital markets. Docetaxel KG sales multiplied up by 2.7 to reflect difference in mid-range dosing (paclitaxel 170-260mg /m2 body surface area; docetaxel 60-100mg/m2)
E1199 incidence of neutropenia
Paclitaxel Docetaxel
Neutropenia 4% 46%
Febrile Neutropenia <0.5% 16%
Grade 3 or 4 toxicity 30% 71%
Three-weekly dosing most common grade 3-4 toxicity North American Breast Cancer Intergroup Trial E1199, Saprano et al, SABCS December 2005
• Paclitaxel volumes growing faster than docetaxel volumes
• Abraxane® sales have made a low impact to date in US taxane market
• Trial E1199*
– Docetaxel did not improve Disease Free Survival (DFS) compared with Paclitaxel
– Docetaxel was associated with more neutropenia and associated complications
22

- As you are aware, paclitaxel is our number one selling product. I have some exciting trends in the paclitaxel market that I would like to share with you today.
- The taxane market is made up of 2 molecules, paclitaxel and docetaxel, which are used heavily in the treatment of breast and ovarian cancers.
- This Taxane market graph shows a significant increase in global paclitaxel usage beginning in Q4 2005. Docetaxel is shown on an equivalent dose basis to give you a relative comparison to paclitaxel.
- In December 2005, surprising results where published for the North American Breast Cancer Intergroup Trial E1199. The study on nearly 5,000 patients compared paclitaxel and docetaxel looking at 4 year survival rates. It showed that both had very similar efficacy rates, but that paclitaxel had a lower incidences of side effects, in particular grade 3 or 4 toxicity, such as neutropenia. This translates to a better quality of life for patients, which is an important consideration by oncologists in choosing therapy.
- This trial appears to have invigorated paclitaxel in the taxane market and as you can see volumes are growing globally. This growth is occurring in the US, Australia and certain European markets such as Germany.
- Abraxane, a modified version of paclitaxel, has gained some ground in the US market, but remains relatively small on a Kg basis. It has yet to prove itself a threat to the taxane market.
- As we will see next, a growing market for paclitaxel bodes well for our paclitaxel business. Our margins on paclitaxel are strong and as a result, strong sales are lifting our overall average margins for the entire business.


Mayne well positioned in paclitaxel market
mayne
Paclitaxel market price performance
Market share (kg)
200%
150%
100%
50%
0%
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
04 04 04 05 05 05 05 06 06
FR
ES
IT
UK
DE
AU
US
60%
50%
40%
30%
20%
10%
0%
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
US
EU 5
AU
Source: IMS data for hospital market local currency rebased. US excludes Abraxane
Source: IMS for US, EU top 5 and AU hospital markets. US excludes Abraxane. Mayne includes Rovi sales prior to acquisition
Price erosion stabilised in largest markets (Germany, US); more resilient elsewhere
Mayne Pharma has doubled market share in Europe since early 2005
Resisted growing US market share at the expense of a profitable EU business
API strategy means Mayne Pharma is well positioned to compete in a lower price market
– Semi-synthetic has potential to improve competitive cost position further
– Canadensis variation in US will also contribute to lower costs
23

- Not only are volumes increasing, but prices remained robust in many markets. This price graph uses Q2 2004 as a base to show relative price changes in our major markets.
- Since launching generic paclitaxel in Europe in 2004, we have seen resilience in pricing in major markets including France, UK, Italy and Spain where margins have remained strong and we have not yet seen the steep price declines evident in Germany.
- While we still expect increased competition in these markets, it has not come at the speed expected and Mayne has taken advantage of this environment by focusing API supplies on the EU market at the expense of less profitable business in other markets such as the US.
- In Europe, we have substantially increased our market share, and are well positioned to compete in a tougher pricing environment as a result of our Active Pharmaceutical Ingredient, or API strategy. As our API volume increases, we leverage our Boulder, Colorado API facility and our unit costs decrease.
- Paclitaxel is derived from a natural source, a yew tree. We now have approval for an additional lower cost variety of yew tree in the US and our higher yield semi-synthetic paclitaxel API was approved in Europe last month; both of these factors should further decrease our unit costs.
- So to summarize, we believe paclitaxel will remain a significant contributor to Mayne Pharma's future because the market is growing, we are a market leader with room to grow market share, and growing volume allows us to leverage our Boulder facility and continue to lower our cost position to support margins in a declining price environment.


Pamidronate resilient in competitive environment
mayne
Market share (kg)
50%
40%
30%
20%
10%
0%
Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06
Source: IMS top 5 EU, AU, US hospital markets
Market price performance
200%
150%
100%
50%
0%
Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06
US
UK
CA
FR
IT
DE
AU
ES
Source: IMS data for hospital market local currency rebased
• Market leader in Canada, UK, Germany, France, Italy, Australia*
• Overall market share steady at over 40%, increasing in US, Canada, Australia*
• Mayne Pharma continues to outperform the market despite expected price erosion, and a declining market size
– API strategy to manufacture pamidronate at Boulder offers opportunity to reduce unit costs
* Source: IMS; hospital markets
24

- I would also like to say a few words about our second and third best selling products, pamidronate and irinotecan.
- Pamidronate is used along with cancer chemotherapy to treat bone damage associated with certain types of cancer.
- We have continued our global volume leadership position in pamidronate.
- Despite recent price and therefore sales declines, pamidronate remains a key contributor to our gross margins. Once again, with the exception of Germany, European prices have shown resilience.
- We still expect competition to increase in Europe as the competitive environment changes, but we believe we are well positioned to compete.
- As part of our API strategy, Mayne is currently working on pamidronate as an additional API molecule to be manufactured alongside paclitaxel at our Boulder facility, providing an opportunity to significantly reduce costs and support margins for this product.


Irinotecan – exceeding expectations
mayne
Mayne Irinotecan market share in major markets where launched (kg)
70%
60%
50%
40%
30%
20%
10%
0%
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Source: IMS data for Spain, Canada, Australia hospital markets. Includes Rovi sales prior to acquisition
• Third largest product in sales and gross margin and exceeding expectations
• Now launched in Australia, Canada and several EU countries including Spain
• Italian approval received July; launch imminent
• Low competition
• US and 3 major European markets will add volumes and lower unit prices as competition begins in existing markets
25

- Irinotecan is a chemotherapy agent for treatment of colorectal cancers.
- Thierry mentioned earlier the success we have had with irinotecan. We have been the first to enter the major markets for irinotecan and have benefited from a strong pricing environment. The growth of this product contributed almost as much in absolute gross profit as our increase in paclitaxel.
- We now have approvals for this product in over 20 countries. It was recently approved in Italy where we expect to launch imminently.
- Sales of irinotecan in Canada have been particularly strong since its launch in the third quarter of the financial year.
- According to IMS, in the space of just a few months, we have achieved a 60% market share for this molecule in the 3 major markets – Canada, Australia and Spain – in which the product has been launched.
- We expect our early lead and strong volumes will enable us to maintain a strong competitive position over any new market entrants. This position will be enhanced as we enter the larger markets of the US, Germany, France and the UK.

Nipent® integration strategy – leveraging US sales organisation

- Acquisition of US rights to this proprietary leukemia product completed in August 2006
- Transition services agreement with Supergen for sales, marketing, and medical affairs
- Opportunity to leverage US organization investment
- Will add Medical Science Liaisons and Clinical trial personnel to the US team
  - Grow links with Key Opinion Leaders
  - Support research and investigator initiated studies into use of the product
  - Increase body of knowledge for Nipent®
- Sales organization will drive product awareness, availability and re-imbursement understanding

Nipent 10mg
Pentostatin for Injection

26

•Closely aligned with our new strategy, we completed the acquisition of the US rights to Nipent ®, a proprietary leukemia treatment indicated for Hairy Cell Leukemia, in August.

•We have a transition services agreement with Supergen for sales, marketing and medical affairs support while we integrate the business into the US organization.

•We expect to heavily leverage our US organization and exploit this new opportunity.

•We will be adding medical science liaisons and clinical trial personnel to our team.

•Nipent ® is used heavily off label for chronic lymphocytic leukemia, known as CLL, and other leukemias. As a result, investigator sponsored studies, Key Opinion Leaders speaking at conferences, and publications are the major drivers of product knowledge, as opposed to traditional detailing by reps.

•This makes Nipent® a unique and strong fit with our US organization, where product awareness, product availability and understanding reimbursement are the key selling issues. Our US reps are already calling on 80% of these oncology clinics and are well placed to handle these tasks.

Manufacturing – centres of excellence

mayne

Site	Progress
Mulgrave Australia	• A$50 million investment in additional cytotoxic capacity complete and in operation • DIFOT increased to ~90% from low of ~35% • Batch cycle time reduced from 82 to 31 days • Batch rejection rate reduced by more than 50%
Boulder USA	• Paclitaxel API volumes up over 75% in FY 2006, unit costs declined by over 12% • Capacity expansion and "Kilo lab" underway; completion expected Q1 2007 • 3 further API molecules in development
Salisbury Australia	• Centre of excellence for oral manufacturing • Growing contract manufacturing decreases unit costs
Wasserburg Germany	• Ampoules 22% and vials 15% ahead of plan in FY 2006 by volume • Now manufacturing Mayne Pharma's vancomycin • 9 other Mayne Pharma products identified for manufacture at the site
Zydus Cadila India	• Construction phase ongoing; purchase of equipment started • Labs being prepared for equipment receipt
Aguadilla Puerto Rico	• Actively pursuing a number of options ranging from a restart of certain operations to a potential divestment

27

- This slide summarizes the progress we have made in our plants as we continue to restructure and improve our manufacturing capability.
- In particular, I would like to point out that Mulgrave, where we have taken many steps to improve performance, continues to perform well. The investment of $50 million in increased cytotoxic manufacturing capacity is now complete and in operation.
- The cost leverage provided by Boulder is a significant competitive advantage in a product where over 60% of the finished goods cost is API. A capacity expansion is underway and we are planning to introduce additional API molecules, including pamidronate, to gain the same leverage we have in paclitaxel for other products.
- Construction of the Zydus Cadila JV facility in India is on track and is expected to further reduce our overall cost structure in future years.
- Finally, I would like to update you on Aguadilla, which has been under review for several months. We are actively pursuing a number of options which range from a potential divestment to restarting certain operations. We will make a decision on which route to take based on what is in the best interests of shareholder value.
- Hugh, would you share the progress we have made on the R&D front.


R&D pipeline
Hugh Burrill, EVP Global R&D

- Thank you Bill
- As you have heard from Thierry, Paul and Bill how we have had a great year of products coming out of our internal developments and really having an impact in the marketplace.
- In the next few slides I'd like to tell you about the pipeline, its strength and why that is expected to drive further growth in our business.


R&D Organisation
mayne
Evolution of the department during second half of FY 2006
Increased focus on Clinical and Intellectual Property in line with strategy
Recently hired Clinical Director to lead the Clinical and Preclinical groups
R&D department also working closely with Business Development in assessment of new product opportunities
R&D
29

- Before I talk to you about the pipeline ..... let me first update you on the changes in our R&D organisation which have happened as a result of the strategic review
- The R&D group has evolved to provide greater focus on those areas important to the successful implementation of our strategy. In addition the functional responsibilities are being organised on a more global basis which is a reflection of the types of developments we are beginning to embark on – they are global in nature and draw on the R&D resources from the different regions of our business.
- We are already undertaking product developments with external partners around the world and we expect this external co-development activity to increase. Therefore we are strengthening our R&D organisation with the capability to manage such external developments.
- From an internal development point of view, the centre of our R&D capability remains our 2 key sites in Australia – in Mulgrave, Victoria and in Salisbury, South Australia.
- As you are aware, it is part of our strategy to develop a portfolio of proprietary products to complement the existing generic oncology pipeline. It is also our intention to increase the focus on the use of intellectual property strategies within R&D. Therefore we have made new appointments and reorganised the R&D group to support these initiatives


Full generic and biosimilar pipeline
mayne
Internal and external developments
Internal developments
External developments
9
15
0
2
4
6
8
10
12
14
16
Of the internal products
6 are oncology products
5 are novel formulations or non-aqueous/complex formulations
The external products include co-developments with Pliva, Strides and Orchid
30

- Looking at our generic and biosimilar pipeline – we currently have 9 internal developments and 15 that we are pursuing in conjunction with our external partners
- Of the 9 molecules now in internal development pre-dossier submission,
    - 6 of those are oncology related, and
    - 5 are either novel formulations or non-aqueous/complex formulations or products that have APIs that are difficult to source.
- This means that they have relatively high barriers to entry or will have competitive advantages in the market
- Of those products in development, filed with the regulatory authorities or just recently approved, three are generic versions of blockbuster oncology products. For these we believe we have novel API and Finished Product developments supported by appropriate IP & Regulatory strategies which will enable early market entries.
- We also have 15 molecules being developed externally in collaboration with our partners, including our development of the biosimilar G-CSF with PLIVA
- So our generic and biosimilar pipeline is strong, with an even greater focus on oncology. It also has the potential for further upside in the coming years if we are successful with one or more of our novel IP-driven strategies.


Generic pipeline LMV now US$4.2bn
mayne
Filed dossier
23 molecules
Pre-dossier
23 molecules
Development Stage
14
Stability Testing Pre-filing
7
Early Stage
2
Pending at FDA
10
Pending at an EU Agency
14
Pending at TGA
15
Pending at TPD
8
• Estimated total LMV* of molecules filed awaiting approval US$4.2 billion (US$2.2 billion at H1)
• In total, there are 46 molecules in the product pipeline
* LMV (Local Market Value) refers to the annual sales of equivalent products already being sold in the market whether patented or generic. LMV is not a forecast of Mayne Pharma's expected sales revenue. (Source: IMS MAT Mar 06)
Excludes biosimilars (G-CSF)
31

- You have seen this slide before and we have updated it for our recent development activities. It shows you how those generic products are spread through the various stages of the development process.
- Since we reported the Half Year results in February, several products have moved from the development stage to being filed with the agencies and during the course of the year we received approval for mitoxantrone in the US, Canada and Australia, epirubicin FD in Australia, and oxaliplatin in several territories – to name just a few products.
- As you can see we have a significant number of products pending approval in the US, Europe, Australia and Canada and the total local market value (LMV) of these filings is $US4.2 billion, significantly higher than the $US2.2 we showed in February.
- You will also note that as an outcome of our Strategic Review we have removed a number of non-oncology products from this generic pipeline –primarily at the early, pre-development stage. Because of their early stage of development, the products removed have little to no impact on our revenue forecast for fiscal years 2007 and 2008. This freeing up of resource has given us the capacity to add new proprietary developments in to our pipeline.

Major new product launches pending

mayne

Product, therapeutic area	EMEA top 5		N America		Australia	
	Status	LMV*	Status	LMV*	Status	LMV*
Docetaxel (oncology)	Not disclosed	$488m	Not disclosed	$925m	Not disclosed	$16m
Epirubicin (oncology)	GB	$126m	Approvable US	$81m	Approved	$7m
Gemcitabine (oncology)	Not disclosed	$287m	Not disclosed	$850	Not disclosed	$8m
Irinotecan (oncology)	IT, ES	$247m	Launched CA	$487m	Approved	$7m
Ondansetron, (anti-emetic, oncology) - injectable	GB	$124m	Launched CA	$634m	Submission	$11m
Oxaliplatin (oncology) - lyophilised	(PT,DK,AT,SK)	$449m	Development	$1047m	Submission	$16m
Propofol (anaesthesia)			Development	$442m		
G-CSF (growth factor, oncology)	Development	$229m			Development	$18m

LMVs are in US dollars

Legend: Countries in which approved | In development or submission

*LMV (Local Market Value) refers to the annual sales of equivalent products already being sold in the market whether patented or generic. EMEA = DE, ES, FR, GB, IT only. N America = CA, US. LMV is 03/06. LMV is not a forecast of Mayne Pharma's expected sales revenue.
Excludes products/projects not made public

32

- Shown here is the development status of a number of our pipeline products in the 3 major regions.
- This is certainly an impressive list of products at various stages of development – but even still, it is not the entire list. In line with the policy of many of our competitors, we do not reveal all the molecules we are working on, or necessarily their stage of development.
- In looking at this list I would like to point out the following :-
  - •The two newly disclosed oncology products in our development pipeline; docetaxel and gemcitabine. Both of these are billion dollar products for their innovators.
  - •Epirubicin is now entering the market. Whilst we are delayed in supplying this product from our manufacturing partner, we are using our alternative manufacturing site for up and coming market introductions.
  - •We have now begun to launch ondansetron in Europe and we also expect to do so in the US at market formation which is expected at the end of this calendar year
  - •And there is of course oxaliplatin… which I will go on to talk about in a little more detail.

Notes:

- LMV is not a forecast of Mayne Pharma's future sales, but it is the value of the molecule in the market currently – this includes the innovator plus any generic competitors if they have entered the market. Once generic products enter the market Mayne may be one of several companies fighting for market share and the total market value may fall due to price erosion.
- LMVs for Europe are for the top 5 territories only, and for Asia Pacific it is Australia only. All figures are in US dollars.


Oxaliplatin – from development to market
mayne
>Development
• Freeze dried product approved
• Solution product dossier filed
>Manufacture
• Full scale manufacture of FD at Mulgrave
> Intellectual property
• Patent-circumventing technology
• Own patent applications filed
• UK court ruled for Mayne on all substantive matters
• German court ruled API process non-infringing
• Continue litigation where required
> Regulatory
• European MRP completed 1 August
• Marketing authorisations EE, PT, DK, AT, SK
• US application at first available filing date
> Marketing
• Exploit on a market by market basis
• Additional tender applications under preparation
OXALIPLATIN
•Core antineoplastic
•Innovator 2005 sales >€1.5bn (+30%)*
* Source Sanofi Aventis annual report, Eloxatin®
33

- Our freeze dried oxaliplatin product is continuing its move from R&D in to the market with product approvals and launches throughout Europe and elsewhere
- We have used non-infringing processes and formulations to navigate through the IP landscape and produce products for the market earlier than otherwise possible –we have also secured patent protection on certain aspects of these developments.
- It is this type of innovation at both a Product, API, IP and Regulatory level that has enabled us to continue our notable track record of being first to launch major generic oncology products in Europe.
- In the case of oxaliplatin this position has now been supported by 2 court decisions in Europe – but it is important to remember that these rulings are now subject to appeal, the first of which is expected to be heard early in 2007.
- We have now completed the MRP process in Europe, and the first marketing authorisations are being granted enabling us to submit tenders and launch the product. The remaining approvals are expected to follow over the coming weeks and months.
- Of course the commercial strategy for this product is a global one and as you would expect we are actively progressing the IP, Regulatory and Launch strategies for this product around the world.
- In addition to the Freeze Dried product, we also have a Solution product. This is already submitted in certain territories.


New internal developments
mayne
ICE Pipeline Development
• Increased focus and investment in specialty oncology ICE product development
– An internal ICE oncology development program is being introduced that will leverage existing strength in modified release technology and should deliver several improved products to the market
– Also we are in discussions with a number of potential partners regarding co-development opportunities for oncology ICEs.
34

- I would now like to say a few words about the new proprietary developments that we are progressing
- It is part of Mayne's strategy to elevate our investment in the development of ICEs – or improved chemical entities – developments that target specific unmet needs and improvements in the oncology field.
- The proportion of our R&D spend into these types of specialty and biosimilar developments will be significant. This investment level reflects both the increasing number of such projects in our pipeline but also the size of the investment that each one of these developments require.
- Although this part of the pipeline is both higher cost and risk, it is expected to deliver to the business IP protected products with greater, and more sustainable, profit margins.
- One such ICE field we are exploring is the opportunity to develop oral versions of oncology products previously only available in injectable form. To do this we will use our oral R&D capability in Salisbury, Australia – but we will also utilise external partners where they bring specific technologies or time to market advantages.
- In addition, we are also looking at injectable ICE developments. We are currently in discussions with outside parties in relation to a number of both chemical and biological ICE opportunities.

Projects in conjunction with external partners


mayne

PLIVA

- G-CSF
  - A specific G-CSF Agreement negotiated
  - Project progressing well; Pliva is a strong development partner
  - Confident that the clinical program will meet the recently issued European Guidelines for G-CSF

Strides

- Strides I
  - 4 non-cytotoxic injectable products for US market
- Strides II
  - 5 injectable anti-infectives for US and EU markets
- Advanced development stages for all Strides products and marketing applications to begin from early FY07

Orchid

- 5 anti-infective products for world markets
  - Proceeding as planned with the first product submitted for marketing authorisation

35

- Finally our projects with external partners ... The most exciting of these is our co-development of our first biosimilar product G-CSF; with our partners PLIVA
- This product development is proceeding well. The preclinical work is complete and we are advanced in our preparations for the clinical program, which now of course is under the leadership of Dr George Blackledge, our new Clinical Director.
- Our co-operations with Strides and Orchid are also going according to plan and we have already submitted the first product in the Orchid anti-infective collaboration. We also expect to be able to submit the first of the 9 Strides products early in fiscal year 2007.

R&D - Summary


mayne

- A new organisation fit for the new strategy
  - Strengthening the later stage and proprietary development competencies
  - Actively pursuing potential new partnerships, co-development and acquisition opportunities with Business Development
  - Australia remains our internal R&D centre but this is leveraged through managed external third party developments around the globe
- Strong pipeline of future projects
  - Several important announced generic (or "improved generic") developments including oxaliplatin, docetaxel and gemcitabine
  - A number of other projects (unannounced) also in generic pipeline
  - Strong in-submission generic pipeline (US $4.2bn)
  - Partnerships with external parties continue to bolster the pipeline
  - Internal ICE developments underway but at an early stage
  - Several external ICE developments opportunities being explored

36

- To summarise then ... within R&D we have built up the organisation to meet the challenges we expect in the future as required by our new strategy and our strong pipeline of new product developments.
- We now have an organisation designed to deliver both generic and proprietary products, and to manage the increasing level of external third party developments.
- Our existing generic development pipeline has a billion-dollar LMV product in roll-out phase (which is oxaliplatin) and two further billion dollar LMV products coming through. The LMV of the submitted proportion of this pipeline stands at US$ 4.2 billion, which shows its strength as we go in to the fiscal years 2007 and 2008.
- And finally – we have started working on establishing and developing a number of ICEs, both internally and externally, that are designed to fill the front end of our pipeline with new proprietary products. These developments hold the promise of delivering new and improved therapies to our oncology customers and their patients, and are expected to provide higher and more sustained levels of revenue for the business into the future.

Thank you, and I will now hand back to Thierry to provide the conclusion to this presentation.


Summary
Dr Thierry Soursac, CEO & MD
mayne

Conclusion


mayne

- Strong financial result above expectations:
  - Pro forma sales up 17.6%; paclitaxel +26%
  - Gross margins improved from 43.7% of sales to 45.2% of sales
  - Pro forma EBIT before significant items up 37.4%
  - Significant items in line with first half ($123.6m compared to $115.7m at 31 December)
- New management team in place, with complementary expertise in support of our strategy
  - Oncology, IP, clinical development, supply chain management
- Many new product introductions underpin future sales
  - vinorelbine, oxaliplatin, irinotecan, ondansetron, mitoxantrone [contribute x%]
- Pipeline of high potential products
  - oxaliplatin, docetaxel, epirubicin, gemcitabine
- Strong IP positions on a number of products in development
  - Key court rulings reinforce IP position (oxaliplatin)
- New strategy to be a global oncology-focused specialty pharma company communicated, implementation begun
  - Nipent® acquisition completed in August
  - Operational effectiveness on track to deliver $10m savings in FY 2007

38

Thank you Hugh

- You have herd that we're well advanced in converting our strategy into actions.
- We have put in place the management team, the infrastructure, the products both in the market and the pipeline, to deliver real value growth for shareholders
  - We have delivered a strong financial result
  - We are delivering on our operational effectiveness programme
  - Paclitaxel continues to perform well and Irinotecan is exceeding our expectations
  - Oxaliplatin has been launched into the market;
  - We have made an important acquisition in Nipent; and
  - We have large-potential drugs including gemcitabine, docetaxel and G-CSF in the pipeline

We will now continue to implement the strategy we laid out in May

Thank you for your attention


mayne
Mayne Pharma Limited
FY 2006 Results Presentation
11 September 2006
Melbourne, Australia

- Thank you for your attention.
- We would be pleased to answer your questions.


mayne
Appendix
40

Explanation of financials


mayne

- The presentation focuses on pro forma results based on how the result would have looked if the business had been stand alone for the full 12 month period
- The statutory figures reflect Mayne Pharma's results as part of Mayne Group Limited to 18 November and a as a separate entity thereafter
- The major pro-forma adjustments include
  - Salisbury business was transferred to Mayne Pharma as part of the demerger – adjusted to be included for the full 12 months
  - Full period of head office costs estimated fo1H 06
  - Significant Items removed

41



FY 2006 pro forma reconciliation


mayne

$m	Statutory	Sign Items	FHF	Corporate costs	FY 2006
Sales	788.9		13.8		802.8
Cost of sales	(429.2)		(5.7)		(440.0)
Gross profit	354.8		8.2		363.0
Other operating income	7.6		(0.1)		7.5
Distribution expenses	(19.8)		(0.1)		(19.8)
Marketing expenses	(91.3)		(0.3)		(91.5)
Administrative expenses	(70.6)		(0.2)	(6.1)	(76.9)
R&D expenditure	(27.6)		(1.4)		(29.0)
Amortisation of identified intangibles	(25.0)		(0)		(26.0)
Other operating expenses	(132.0)	123.6	0.3		(8.1)
EBIT	(3.9)	123.6	5.4	(6.1)	119.0
EBIT margin					*15.0%*

42


Total currency effects on sales
mayne
Currency effects on sales $m
6
4
2
0
-2
-4
-6
-8
-10
0.7
-4.2
-9.0
4.1
-0.7
-9.2
USD
GBP
EUR
CAD
Other
TOTAL
43


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/09/2006

TIME: 08:33:33

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Preliminary Final Report

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mayne

ASX AND MEDIA RELEASE

Explanatory Note

Full year results for Mayne Pharma Limited

The demerger of Mayne Pharma Limited (Mayne Pharma) from Mayne Group Limited became effective on 18 November 2005, and Mayne Pharma was listed on the Australian Stock Exchange on 21 November 2005.

Mayne Pharma's statutory results reflect the Company being a subsidiary of Mayne Group Limited up to the effective date of the demerger and a separate company thereafter. The statutory financial results presented reflect a twelve month result from 1 July 2005 to 30 June 2006, and for the purposes of comparison Mayne Pharma has prepared pro forma financial results for this and the prior corresponding period. All references in the attached media release are to pro forma results unless otherwise stated. The Company believes that this enables a meaningful analysis of the underlying financial performance of Mayne Pharma's business and has been calculated on a basis consistent with the pro forma information presented in the Mayne Group Limited Demerger Scheme Book from November 2005.

The pro forma results for this and prior periods exclude all significant items and include normalisation adjustments to reflect the costs of operating as an independent company, as well as the inclusion of the Salisbury, South Australia finished dose facility for the full twelve month period.

For the twelve months ended 30 June 2006 and the prior corresponding period, Mayne Pharma's financial accounts have been prepared in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS).

Financial tables have been provided with this release to allow for comparisons between pro forma and statutory results.


mayne

ASX AND MEDIA RELEASE

11 September 2006

Mayne Pharma reports strong first year as an independent company

Mayne Pharma Limited (ASX:MYP) has today announced its results for the full year ended 30 June 2006. All financials are in A$ unless otherwise stated:

HIGHLIGHTS

Financial

- Sales increased by 17.6% to $802.8 million
- All regions reported strong sales growth
- Gross margin improved from 43.7% to 45.2%
- EBIT increased to $119.0 million, an increase of 37.4%
- Strong cash flow as a result of increased sales and improved working capital management
- Directors propose a final dividend of 1.5c per share, fully franked
- Statutory EBIT (including significant items) was a loss of $3.9 million
- Statutory NPAT (including significant items) was a loss of $31.3 million
- Significant items before tax for full-year $123.6 million in line with those announced at mid-year ($115.7 million)

Operational

- Implementation of oncology customer focused strategy proceeding well
- Experienced senior management team in place, many with strong oncology experience
- Strong pipeline of oncology products
- Oxaliplatin achieves key regulatory milestones and patent rulings
- Acquisition of North American rights to Nipent® completed in August 2007
- Continued improvement in manufacturing efficiencies

Dr Thierry Soursac, Chief Executive Officer and Managing Director said: "Our first year has been very successful and we have significantly exceeded the expectations at the time of the demerger. The implementation of our new strategy has begun: we have acquired Nipent® in North America representing an important first step into proprietary oncology products; we have made advances in our oncology pipeline; two European courts have ruled in favour of our oxaliplatin product and the operational effectiveness programme is on track to provide $10 million in cost savings over this financial year.

"Our product portfolio has performed strongly; paclitaxel remains our best-selling product with sales growing by 26% to $139 million over the prior corresponding period, driven by strong volume growth while continuing to show price resilience. The success of this product has enabled us to increase our sales and marketing reach especially in Europe, and we expect to leverage that capability with the new products we have launched this year such as vinorelbine, oxaliplatin, ondansetron and by the continued rollout of irinotecan which has shown similar growth in the year to paclitaxel in dollar terms.

"The acquisition of Rovi, PHT, Intra-Tech and Onkoworks in financial year 2005 and Biologici in 2006 are now fully integrated.

"Our senior management team is now in place. During 2006 we made a number of key hires with valuable experience in the pharmaceutical and oncology fields including; Ron Squarer, formerly of Pfizer, as Senior Vice President Business Development; James Hageman, who joined us from Daiichi as Senior Vice President US Operations; Tamara Joseph, who previously was with Transkaryotic Therapies and Biogen Idec, as General Counsel and most recently Dr George Blackledge who has just joined as Clinical Director from AstraZeneca.

"We are now also pleased to announce that Dr Mondher Mahjoubi, also an oncologist will soon join us as Senior Vice-President Global Marketing and Medical Affairs. Dr Mahjoubi, has 15 years experience in medical affairs and marketing roles at Sanofi-Aventis, including VP Oncology Franchise – Global Marketing & Medical Affairs.

"During the year we saw significantly improved efficiencies at our manufacturing facilities, particularly in Mulgrave. Our vertical integration strategy to manufacture active pharmaceutical ingredients (APIs) in-house is proceeding well. Increased volumes at our API facility in Boulder, Colorado have helped us to reduce our paclitaxel cost of goods and the recent approval of our semi-synthetic paclitaxel product in Europe has the potential to reduce these costs still further as well as to increase capacity at the plant.

"We are actively pursuing a number of options for the Aguadilla site, ranging from restart of certain operations to potential divestment.

"During the financial year we have invested heavily in product development, and now have a solid pipeline of products coming to market including; oxaliplatin, irinotecan, ondansetron and epirubicin. We also have gemcitabine and docetaxel in our development portfolio. In addition, we are developing G-CSF, a biosimilar of Amgen's Neupogen® together with our partner PLIVA.

"The German and UK courts both made rulings in favour of the patent position of our oxaliplatin product and we have received our first approvals for this product in Europe.

"Our performance this year gives us further confidence that we now have the people, the strategy, the infrastructure and the pipeline to advance our vision to be a specialty pharma company focused on the oncology customer, building value for shareholders."

FINANCIAL OVERVIEW

Sales in the financial year to 30 June 2006 rose by 17.6% to $802.8 million. On a constant currency basis, the increase in sales was 18.9%. Sales increased strongly in all three of Mayne Pharma's operating regions.

Gross profit for the period increased 21.7% to $362.9 million, or 45.2% of sales, compared to $298.1 million or 43.7% of sales in financial year 2005, reflecting the benefits of the company's restructuring of its manufacturing and supply chain activities, particularly at the Mulgrave facility. Cost of sales in the period included a $4.7 million charge related to equipment write-down and provisions for the outsourcing of Mayne Pharma's ampoules manufacturing at Mulgrave.

Marketing expenses increased by $18.7 million, or 25.7%, during the period reflecting the increase in sales and the strengthening of our sales and marketing capability. During the year Mayne Pharma spent $56.6 million on R&D expenditure, of which $29.1 million was capitalised in accordance with AIFRS. This compares to R&D expenditure of $50.9 million in financial year 2005 of which $12.9 million was capitalised. This increase in capitalised R&D expenditure reflects the increased investment in our future pipeline and the advanced stage of a number of Mayne Pharma's development projects during the period.

EBIT increased to $119.0 million, an increase of 37.4% over the prior corresponding period, representing a margin of 14.8% compared to 12.7% in financial year 2005. Under AIFRS Mayne Pharma capitalises certain development costs; had development costs been expensed in both 2005 and 2006, the rise in EBIT would have been 22%.

Significant items increased by $7.9 million over that reported in the 6 month period to 31 December primarily as a result of an additional inventory write-off relating to the previously communicated termination of the company's EPO development project with PLIVA. As previously announced the possibility of a listing on both the London Stock Exchange as well as Australian Stock Exchange is being examined and associated costs have been incurred. The board sees significant potential benefits in such a listing. No decision has yet been made.

The net cash position at 30 June stood at $98.9 million and the company had substantial undrawn debt facilities.

COMMERCIAL HIGHLIGHTS

Sales grew 18.9% in EMEA (Europe, Middle East, Africa) over the prior corresponding period to $391.0 million. Organic growth across the region was led by paclitaxel and irinotecan.

A number of acquisitions made during financial year 2005 have now been integrated into the EMEA business, including the Intra-Tech UK compounding business.. It is part of Mayne Pharma's strategy to grow its compounding activities in additional European countries. Increased third party contract manufacturing sales from the Wasserburg facility also contributed to the growth.

Certain mature products, particularly pamidronate and carboplatin, continued to experience expected price pressure in EMEA.

In financial year 2006 Mayne Pharma launched irinotecan in a number of additional territories in EMEA and received initial approvals across the region for further oncology products including oxaliplatin, epirubicin, vinorelbine and ondansetron. These newer products, along with others still in development, are expected to form an increasingly large part of the company's sales in EMEA in the coming years.

Mayne Pharma's sales in the Asia Pacific region rose 21.6% to $194.4 million aided by strong growth of the company's oncology franchise, a sales increase of almost 30% in Asia, the continued steady growth of the more mature portfolio in Australia and New Zealand and a strong performance by contract manufacturing activities at Mulgrave.

In May, Bioenvision, Inc. granted Mayne Pharma exclusive rights in Australia and New Zealand to market Evoltra® (clofarabine), an innovative oncology product for certain haematological malignancies. The product is expected to be filed with regulatory authorities in these countries early in 2007. Evoltra® further extends the proprietary oncology franchise in Australia.

In North America, sales totalled $217.3 million, an increase of 12.0% over the corresponding prior period.

Strong Canadian sales had a positive impact on the North American results. Mayne Pharma was able to quickly penetrate the Canadian irinotecan market with a 60% share after only four months. In addition, pamidronate continues to perform well in Canada where Mayne Pharma has a 70% share.

Sales in the USA were higher than those in the corresponding prior year largely as a result of a stronger second half of the year, aided by the launch of mitoxantrone, relaunch of hydromorphone and increased sales of MVI® and carboplatin in the year.

Since the end of the financial year, Mayne Pharma has completed the acquisition of North American rights to Nipent®, a proprietary leukaemia treatment. Initial local marketing authorisations for oxaliplatin have been received under the mutual recognition procedure (MRP) in Europe and the company has also received approval in Europe under the MRP for the semi-synthetic formulation of paclitaxel product which has the potential to reduce the cost to manufacture Mayne Pharma's leading product over time.

SUMMARY

In conclusion, Dr Soursac said, "Mayne Pharma has had a highly successful first year as an independent company. The company has communicated and begun to implement its oncology customer focused strategy, has hired a number of highly experienced professionals, has invested in a strong pipeline of new oncology products many of which are now coming to market, and its operational effectiveness programme has begun to deliver results".

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Investor contact

Andrew Rowe
Vice President Investor Relations
Mob: +44 7920 598 353

Media contacts

Sue Cato
Cato Counsel
Ph: +61 2 9360 2021
Mob: +61 419 282 319

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than AS$800 million in its financial year ended 30 June 2006 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

MAYNE PHARMA LIMITED

Proforma Results Analysis - Unaudited

Financial year ended 30 June 2006

	Proforma 2006 $'000	Proforma 2005 $'000	Proforma Variance $'000	Proforma Variance (%)
Sales Revenue	802,797	682,771	120,026	17.6%
Cost of sales	(439,877)	(384,641)	(55,236)	14.4%
Gross profit	362,920	298,130	64,790	21.7%
Margin	45.2%	43.7%		
Other operating income	7,470	14,895	(7,425)	(49.8%)
Distribution expenses	(19,845)	(20,096)	251	(1.2%)
Selling and marketing expenses	(91,548)	(72,846)	(18,702)	25.7%
Administrative expenses	(76,897)	(67,519)	(9,378)	13.9%
Research and development expenditure	(28,969)	(39,102)	10,133	(25.9%)
Amortisation of identified intangibles	(25,946)	(24,703)	(1,243)	5.0%
Other operating expenses	(8,171)	(2,113)	(6,058)	286.7%
Earnings Before Interest and Tax	**119,014**	**86,646**	**32,368**	**37.4%**
Margin	**14.8%**	**12.7%**		
EBITDA	**170,722**	**133,709**	**37,013**	**27.7%**
Margin	**21.3%**	**19.6%**		

By Geographic Segment - Unaudited

Financial year ended 30 June 2006

	Proforma 2006 $'000	Proforma 2005 $'000	Proforma Variance $'000	Proforma Variance (%)
EMEA	391,039	328,874	62,165	18.9%
Americas	217,316	193,997	23,319	12.0%
Asia Pacific	194,442	159,900	34,542	21.6%
Total	**802,797**	**682,771**	**120,026**	**17.6%**

MAYNE PHARMA LIMITED

Reconciliation of Proforma Results - Unaudited
Financial year ended 30 June 2006

Reconciliation of FY2006	Per Appendix 4E [1] 2006 $'000	Significant Items $'000	FHF Inclusion for full period $'000	Corporate [2] Cost Allocation $'000	Draft Proforma 2006 $'000
Sales Revenue	788,949		13,848		802,797
Cost of sales	(434,193)		(5,684)		(439,877)
Gross profit	354,756		8,164	-	362,920
Other operating income	7,602		(132)		7,470
Distribution expenses	(19,768)		(77)		(19,845)
Selling and marketing expenses	(91,294)		(254)		(91,548)
Administrative expenses	(70,583)		(246)	(6,068)	(76,897)
Research and development expenditure [3]	(27,573)		(1,396)		(28,969)
Amortisation of identified intangibles [4]	(24,963)		(983)		(25,946)
Other operating expenses	(132,073)	123,568	334		(8,171)
Earnings Before Interest and Tax	**(3,896)**	**123,568**	**5,410**	**(6,068)**	**119,014**
Depreciation & Amortisation	49,596		2,112		51,708
EBITDA	**45,700**	**123,568**	**7,522**	**(6,068)**	**170,722**

(1) Based on Mayne Pharma Limited 30 June 2006 Appendix 4E

(2) Based on 4.5mths of additional standalone costs (excluding write-off of due diligence costs) per the Mayne Group Limited Scheme Book for FY05

(3) Includes Regulatory costs and amortisation of capitalised Product Development costs.

(4) FHF proforma adjustment includes 4.5 months of amortisation of Operating Rights and Licenses recognised on acquisition of FHF.

Reconciliation of Proforma Results - Unaudited
Financial year ended 30 June 2005

Reconciliation of FY2005	Per Appendix 4E [1] 2005 $'000	Significant Items $'000	FHF Inclusion for full period $'000	Corporate [2] Cost Allocation $'000	Proforma 2005 $'000
Sales Revenue	644,735		38,036		682,771
Cost of sales	(368,973)		(15,668)		(384,641)
Gross profit	275,762		22,368	-	298,130
Other operating Income	6,725		8,170		14,895
Distribution expenses	(20,085)		(11)		(20,096)
Selling and marketing expenses	(72,647)		(199)		(72,846)
Administrative expenses	(50,759)		(578)	(16,182)	(67,519)
Research and development expenditure [3]	(38,291)		(811)		(39,102)
Amortisation of identified intangibles [4]	(21,995)		(2,708)		(24,703)
Other operating expenses	(14,283)	12,942	(772)		(2,113)
Earnings Before Interest and Tax	**64,427**	**12,942**	**25,459**	**(16,182)**	**86,646**
Depreciation & Amortisation	41,663		5,400		47,063
EBITDA	**106,090**	**12,942**	**30,859**	**(16,182)**	**133,709**

(1) Based on Mayne Pharma Limited 30 June 2006 Appendix 4E

(2) Based on 12mths of additional standalone costs (excluding write-off of due diligence costs) per the Mayne Group Limited Scheme Book for FY05

(3) Includes Regulatory costs and amortisation of capitalised Product Development costs.

(4) FHF proforma adjustment includes 12 months of amortisation of Operating Rights and Licenses recognised on acquisition of FHF.

Preliminary Final Report

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities
30 June 2006

The financial information provided in the following pages is for Mayne Pharma Limited for the twelve months 1 July 2005 to 30 June 2006.

As outlined in the Mayne Group Limited Explanatory Memorandum dated 7 October 2005 Mayne Pharma Limited acquired, from Mayne Group Limited, FH Faulding & Co Limited including its pharmaceutical businesses based in Salisbury effective 18 November 2005 and accordingly they are not included in the financial results for the period 1 July 2005 to 17 November 2005 or in the comparative financial information. The financial results therefore differ from the 'pro forma' financials shown in the Mayne Group Limited Explanatory Memorandum which included a full twelve month contribution.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities
ABN 58 097 064 330

Preliminary Final Report under listing rule 4.3A
30 June 2006

Contents

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

ABN 58 097 064 330

Preliminary Final Report

Financial year ended 30 June 2006

Results for announcement to the market

			$A'000
Sales revenue from continuing activities	22.4% increase	to	788,949
Results from operations before depreciation, amortisation and significant items from continuing activities	42.2 % increase	to	169,267
Results from operations before depreciation and amortisation from continuing activities	56.9% decrease	to	45,700
Depreciation of assets from continuing activities	20.4% increase	to	(19,650)
Amortisation of intangibles from continuing activities	18.2% increase	to	(29,946)
Results from operations before significant items from continuing activities	54.7% increase	to	119,671
Results from operations of continuing operations	106.0% decrease	to	(3,896)
Net profit/(loss) from continuing ordinary activities after tax but before significant items attributable to members	68.8% increase	to	83,144
Net profit/(loss) from continuing ordinary activities after tax attributable to members	179.7% decrease	to	(31,335)

Dividends	Amount per security	Franked amount per security	Amount per security of foreign source dividend
Final dividend	1.5 c	1.5 c	0.0 c
Previous corresponding period	0.0 c	0.0 c	0.0 c

Record date for determining entitlements to the dividend	20 September 2006

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Discussion and Analysis of the Income Statement

For the year ended 30 June 2006

Sales revenue

Reported total sales revenue increased by 22.4% to $788.9 million. Sales revenue in Europe, the Middle East and Africa (EMEA) increased $62.2 million (or 18.9%) to $391.0 million supported by the full year sales contributions from acquisitions and incremental sales of paclitaxel in the region. Sales revenue in the Americas increased by $41.1 million (or 25.3%) to $203.5 million reflecting 7.5 months contribution from the oral USA export business of FH Faulding & Co Limited, a strong and successful Irinotecan launch in Canada, strong performance across all Canadian products, and a continued improvement in the performance of the US business across all key products. Sales revenue in the Asia Pacific region increased by $34.5 million (or 21.6%) as a result of strong organic growth across the business.

Gross profit

Reported gross profit increased $79.0 million (or 28.6%) to $354.8 million supported by the growth in sales revenue and improvement in margins. Gross profit as a percentage of sales increased from 42.8% to 45.0% in the current period. The increase in margins is attributable to factors including the strong performance of key molecules globally, successful launch of Irinotecan in Canada, improved manufacturing performances at Mulgrave, Boulder and Wasserburg, and the 7.5 months contribution of the oral USA export business of FH Faulding & Co Limited.

Distribution expenses

Distribution expenses fell $0.3 million (or 1.6%) to $19.8 million this financial year. Despite growth in sales revenue and volumes, distribution expenses as a percentage of sales were lowered from 3.1% to 2.5%, through tight cost control.

Selling and marketing expenses

Selling and marketing expenses increased $18.6 million (or 25.7%) to $91.3 million this financial year. This increase was primarily due to European acquisitions undertaken in fiscal year 2005 and early fiscal year 2006 to build Mayne Pharma's geographic sales and marketing presence in the region.

Administrative expenses

Administrative expenses increased $19.8 million (or 39.1%) to $70.6 million this financial year. This increase is primarily due to the inclusion of additional head office costs related to the establishment of Mayne Pharma as a separately listed company on the Australian Stock Exchange following its demerger from Mayne Group Limited on 18 November 2005.

Product development expenditure

Product development expenditure decreased by $10.7 million (28.0%) to $27.6 million essentially due to an increased number of projects reaching the development stage at which point expenditure on the project is required to be capitalised under AIFRS. However the total research and development spend increased year on year by $5.5 million (or 10.7%) to $56.7 million.

Amortisation of operating rights and licences

Amortisation of operating rights and licences increased $3.0 million (or 13.5%) to $25.0 million resulting from the European acquisitions completed in financial year 2005 and early 2006 as well as the renegotiation of the Ivax In-licensing agreement for Paxene®, and operating rights and licences acquired through the acquisition of the oral USA export business of FH Faulding & Co Limited in November 2005 from Mayne Group Limited.

Other expenses

Other expenses for the period are $132.1 million. The significant increase over the prior period relates primarily to significant items recorded this financial year that have largely resulted from the new strategic orientation of Mayne Pharma following its demerger from Mayne Group Limited in November 2005. Significant items before tax total an expense of $123.6 million. This compares to a loss before tax of $12.9 million in the prior financial year. The significant items in the current period are as follows:

- A $59.2 million impairment loss on property, plant and equipment related to the Aguadilla manufacturing facility following a strategic review of the facility in February 2006;
- The impairment of $14.6 million in business and product development costs associated with projects that are no longer core to the new strategy of the company;
- The impairment of $9.2 million in relation to the development agreement with Pliva d.d. in regard to the bio-similar product EPO which is no longer being pursued by Mayne Pharma;
- The impairment of $19.5 million of capitalised development costs in relation to the anaesthetic product propofol. The market dynamics have changed with additional competition leading to significant price erosion;
- The impairment of $3.5 million in relation to an investment in the NASDAQ listed company Tapestry Pharmaceuticals, Inc. which is classified as an available-for-sale financial asset in this annual report;
- A $11.9 million loss relating to costs associated with the demerger of Mayne Pharma Limited on 18 November 2005 from Mayne Group Limited; and
- Costs of $5.7 million incurred associated to the investigation of a possible listing of Mayne Pharma Limited on the London Stock Exchange.

Net finance costs

Net finance costs decreased $12.0 million to $3.4 million. The decrease in net interest expense relates primarily to the conversion of interest-bearing liabilities owed to Mayne Group Limited to capital under the demerger Scheme of Arrangement on 18 November 2005 as well as an improvement in operating cash flows through improved working capital management.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Income Statement

For the year ended 30 June 2006

	Note	2006 $'000	2005 $'000
Sales revenue	3	**788,949**	644,735
Cost of sales		**(434,193)**	(368,973)
Gross profit		**354,756**	275,762
Other income	5	**7,602**	6,725
Distribution expenses		**(19,768)**	(20,085)
Selling and marketing expenses		**(91,294)**	(72,647)
Administrative expenses		**(70,583)**	(50,759)
Product development expenditure		**(27,573)**	(38,291)
Amortisation of operating rights and licences	15	**(24,963)**	(21,995)
Other expenses	6	**(132,073)**	(14,283)
Results from operating activities		**(3,896)**	64,427
Financial income		**1,239**	2,039
Financial expense		**(4,628)**	(17,391)
Net finance costs		**(3,389)**	(15,352)
Share of net profits of investments accounted for using the equity method	12	**70**	320
Profit/(loss) before tax		**(7,215)**	49,395
Income tax expense	8	**(24,120)**	(10,076)
Profit after tax but before loss on discontinued operations and loss on sale of discontinued operations		**(31,335)**	39,319
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	3	**-**	(13,931)
Profit/(loss) attributable to members of Mayne Pharma Limited		**(31,335)**	25,388

Earnings per share (note 10):

The earnings per share calculations presented below have been prepared in accordance with AASB 133 *Earnings per Share*.

	2006	2005
Basic earnings per share attributable to ordinary equity holders	**(8.4) c**	25,388,000.0 c
Diluted earnings per share attributable to ordinary equity holders	**(8.4) c**	25,388,000.0 c
Basic earnings per share from continuing operations	**(8.4) c**	39,319,000.0 c
Diluted earnings per share from continuing operations	**(8.4) c**	39,319,000.0 c

On 18 November, to facilitate the separation of the global pharmaceutical business from Mayne Group Limited, Mayne Pharma Limited issued 640,655,316 new shares (refer note 18). Due to the significant change in the capital structure of the company on the issuance of these shares an alternative denominator has been used in determining the basic and dilutive earnings per share figures shown below:

	2006	2005
Alternative basic earnings per share attributable to ordinary equity holders	(4.9) c	4.0 c
Alternative diluted earnings per share attributable to ordinary equity holders	(4.9) c	4.0 c
Alternative basic earnings per share from continuing operations	(4.9) c	6.1 c
Alternative diluted earnings per share from continuing operations	(4.9) c	6.1 c

Dividends per share (note 11):

	2006	2005
Final payable 5 October 2006 (cents per share)	**1.5 c**	0.0 c

The income statement is to be read in conjunction with the discussion and analysis on page 3 and the notes to these financial statements set out on pages 11 to 35.

Foreign exchange adjustments on consolidation
The foreign exchange adjustments on consolidation reflect foreign exchange spot rate movements at 30 June 2006 against the average and historical rates of the Euro, US dollar, Canadian dollar and British Pound Sterling against the Australian dollar. The largest impacts are attributable to those subsidiaries with larger net asset positions, additionally the balance sheet of Mayne Pharma (USA) Inc was recapitalised during the period which resulted in a significant increase in US dollar net assets of the subsidiary.

Available-for-sale investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. At each reporting date the investment is adjusted to reflect the fair value of the shares at that date with the revaluation recognised directly in equity. Since the date of acquisition, the share price of the investment has steadily declined with $0.4 million of the reduction in value occurring in the current period.

Following analysis of the share price decline of the investment and the expiration of time, management are of the view that the decline experienced to date is now of a permanent nature and as a result an impairment loss of $3.5 million has been recognised in the income statement to recognise this diminution in value.

Change in accounting policy
From 1 July 2005 the consolidated entity adopted AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 First-time Adoption of Australia Equivalent to International Financial Reporting Standards, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption in AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings and fair value reserve) at 1 July 2005 (refer note 28).

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Statement of Recognised Income and Expenses

For the year ended 30 June 2006

	Note	2006 $'000	2005 $'000
Foreign exchange adjustments on consolidation	20	**37,672**	(6,381)
Available-for-sale investments			
Gain/(loss) on valuation of available-for-sale investments	20	**(350)**	-
Transfer of available-for-sale equity reserves to income statement	20	**3,530**	-
Cash flow hedges:			
Effective portion of changes in fair value	20	**92**	-
Transfer to income statement for the year	20	**(92)**	-
Actuarial gain/(loss) on defined benefit plans	20	**(149)**	-
Income tax on items taken directly to or transferred from equity		**-**	-
Net income recognised directly in equity		**40,703**	(6,381)
Profit/(loss) for the period		**(31,335)**	25,388
Total recognised income and expense for the period attributable to equity holders		**9,368**	19,007

Effects of change in accounting policy to equity holders:			
Net gain/(loss) on cash flow hedges on first-time adoption of AASB 139	28	**-**	-
Net gain/(loss) on fair value of available-for-sale investments on first-time adoption of AASB 139	28	**(3,112)**	-
		(3,112)	-

Movements in reserves and retained profits are set out in note 20.

The statement of recognised income and expenses is to be read in conjunction with the discussion and analysis on page 5 and the notes to these financial statements set out on pages 11 to 35.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Discussion and Analysis of the Balance Sheet

As at 30 June 2006

Cash and deposits

The increase in cash and deposits, by $61.2 million to $115.6 million relates in part to the initial cash position that Mayne Pharma Limited received on demerger from Mayne Group Limited on 18 November 2005 as set out in the demerger Scheme of Arrangement, and improved cash generation from operations through improved working capital management. Further details are set out in the discussion and analysis to the Statement of Cash Flows.

Trade and other receivables

Trade and other receivables increased $32.6 million (or 18.9%) to $204.9 million. The increase was primarily attributable to the acquisition of FH Faulding & Co Limited upon demerger of the consolidated entity from Mayne Group Limited. The balance reflects the strong sales growth of the business partially offset by improvements in working capital management.

Related party receivables

Other receivables decreased by $159.0 million reflecting the capitalisation of amounts due from Mayne Group Limited in the prior period into equity. Under the demerger Scheme of Arrangement the intercompany accounts with Mayne Group Limited were settled as part of the acquisition of FH Faulding & Co Limited from Mayne Group Limited as well as the demerger process.

Inventory

Inventory has increased by $14.9 million (or 8.3%) to $195.5 million at 30 June 2006, the change reflects the expected increase in inventory to meet increased underlying growth in sales revenue.

Property, plant and equipment

Property, plant and equipment increased by $37.1 million (or 16.6%). The increase was primarily attributable to property plant and equipment acquired through the demerger process from Mayne Group Limited, and substantially related to the Salisbury manufacturing facility due to the impact of acquiring the Salisbury manufacturing facility of FH Faulding & Co Limited from Mayne Group Limited as part of the demerger on 18 November 2005. Non acquisition capital expenditure during the period was primarily related to manufacturing facilities, but the overall impact of this additional expenditure on the balance sheet was substantially offset by the impairment adjustment recorded against the Aguadilla manufacturing facility in Puerto Rico (refer note 6).

Product development

Capitalised product development increased $8.3 million (or 23.2%) to $44.0 million. The increase primarily represents the net result of $29.1 million of costs capitalised during the period as required under AIFRS, less amortisation of $1.5 million and impairment adjustments of $19.5m for the period (refer note 6).

Goodwill

Goodwill increased $60.0 million on the prior period as a result of the acquisition of FH Faulding & Co Limited as part of the demerger from Mayne Group Limited, acquisition of Biologici in Europe and the impact of foreign currency movements on non Australian dollar goodwill balances.

Identified intangible assets

Identified intangible assets increased $13.8 million (or 5.6%) to $258.5 million. The increase is primarily due to operating rights and licences associated with the acquisition of FH Faulding & Co Limited. The impact of this acquisition is partially offset by impairment adjustments recorded following the change in strategic orientation post demerger. The impairment adjustments have been discussed further in the management discussion and analysis for the Income Statement and note 15.

Trade and other payables

Trade and other payables increased $30.0 million (or 27.7%) during the period to $138.6 million reflecting the acquisition of FH Faulding & Co Limited as part of the demerger from Mayne Group Limited.

Related party indebtedness

The related party indebtedness balance is nil at year end reflecting capitalisation of all borrowings with Mayne Group Limited on demerger.

Current and deferred tax liabilities

Current and deferred tax liabilities increased $6.0 million (or 18.3%) on the prior period primarily representing deferred tax liabilities recognised through the acquisition of FH Faulding & Co Limited on demerger from Mayne Group Limited.

Provisions

Provisions (both current and non-current) have decreased $28.0 million (or 42.4%) primarily due to the termination of a product development contract with a third party thereby releasing Mayne Pharma Limited from the obligation to make future payments in relation to the product development.

Contributed equity

Contributed equity increased by $1,608.8 million due to the issue of new shares by Mayne Pharma Limited on 18 November 2005 in accordance with the demerger Scheme of Arrangement and capitalisation of related party receivables and indebtedness.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Balance Sheet

As at 30 June 2006

	Note	2006 $'000	2005 $'000
Current Assets			
Cash and cash equivalents		115,619	54,436
Trade and other receivables		204,918	172,356
Related party receivables	4	-	159,054
Inventories		195,474	180,570
Prepayments		11,501	10,818
Total Current Assets		527,512	577,234
Non-Current Assets			
Other receivables		2,830	2,460
Investments		905	4,273
Investments accounted for using the equity method	12	4,641	1,304
Deferred tax assets		24,965	37,161
Property, plant and equipment	13	260,205	223,069
Product development	14	44,024	35,732
Goodwill		884,752	824,711
Identified intangible assets	15	258,508	244,744
Total Non-Current Assets		1,480,830	1,373,454
Total Assets	3	2,008,342	1,950,688
Current Liabilities			
Trade and other payables		138,565	108,522
Related party indebtedness	4	-	1,570,893
Interest-bearing liabilities	17	4,499	5,629
Employee benefits		18,631	13,585
Current tax liabilities		7,843	17,138
Provisions		19,939	30,595
Total Current Liabilities		189,477	1,746,362
Non-Current Liabilities			
Other payables		44	146
Interest-bearing liabilities	17	11,591	13,415
Deferred tax liabilities		31,201	15,868
Employee benefits		6,999	4,614
Provisions		18,008	35,365
Total Non-Current Liabilities		67,843	69,308
Total Liabilities	3	257,320	1,815,670
Net Assets		1,751,022	135,018
Equity			
Equity attributable to equity holders of the parent			
Issued capital	18	1,608,760	-
Reserves	20	32,277	(6,451)
Retained profits	20	109,985	141,469
Total Equity		1,751,022	135,018

The balance sheet is to be read in conjunction with the discussion and analysis on page 7 and the notes to these financial statements set out on pages 11 to 35.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Discussion and Analysis of the Statement of Cash Flows

For the year ended 30 June 2006

Cash flows from operating activities

Net operating cash flow for the financial year was $167.9 million compared to $86.6 million in the prior period. The substantial increase over the prior period reflects the continued strong growth of Mayne Pharma, both by acquisition and organically, and a greater focus on working capital management in the current period.

Cash flows from investing activities

Mayne Pharma invested $141.9 million during the financial year. This cash was primarily utilised for:

- Net payments for property, plant and equipment of $64.3 million;
- Payments for acquisitions of entities and businesses $23.1 million;
- Payments for acquisition of operating rights and licences of $24.4 million;
- Payments for capitalised product development activities of $27.8 million; and
- Payments for investments of $3.3 million.

Cash flows from financing activities

Cash flows from financing activities primarily includes net cash of $37.8 million received from Mayne Group Limited in accordance with the terms of the demerger Scheme of Arrangement.

Net cash flows

Overall, the net cash position of the group increased by $61.2 million to $115.6 million for the year ended 30 June 2006, including an adjustment for foreign exchange rate changes of $4.0 million.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Statement of Cash Flows

For the year ended 30 June 2006

	2006 $'000	2005 $'000
Cash flows from operating activities		
Cash receipts from customers	836,155	654,141
Cash payments to suppliers and employees	(652,555)	(566,276)
Cash generated from operations	183,600	87,865
Interest received	1,000	1,003
Interest paid	(1,503)	(3,309)
Income taxes (paid)/refunded	(15,201)	1,004
Net cash from operating activities	167,896	86,563
Cash flows from investing activities		
Payments for acquisition of entities and businesses	(23,147)	(100,395)
Payments for property, plant and equipment	(64,346)	(83,572)
Payments for operating rights and licenses	(24,418)	(69,621)
Payments for amounts capitalised into goodwill	-	(7,937)
Payments for product development costs	(27,761)	(13,263)
Payments for investments	(3,268)	-
Proceeds from sale of property, plant and equipment	112	172
Proceeds on disposal of entities and businesses	965	8,726
Net cash from investment activities	(141,863)	(265,890)
Cash flows from financing activities		
Proceeds from borrowings with Symbion Health Limited	37,767	392,570
Proceeds from borrowings	-	39,899
Capitalised borrowing costs	(1,734)	-
Repayment of loans with Symbion Health Limited	-	(1,489)
Repayments of borrowings	(4,928)	(240,468)
Net cash from financing activities	31,105	190,512
Net increase in cash and cash equivalents	57,138	21,185
Cash and cash equivalents at the beginning of the financial year	54,436	38,151
Effect of exchange rate fluctuations on cash held	4,045	(4,900)
Cash and cash equivalents at the end of the financial year	115,619	54,436

The statement of cash flows is to be read in conjunction with the discussion and analysis on pages 9 and the notes to these financial statements set out on pages 11 to 35.

1. Basis of preparation of preliminary final report under ASX appendix 4E

The preliminary final report has been prepared in accordance with the Corporations Act 2001, and applicable accounting standards.

For reporting periods on or after 1 January 2005 the consolidated entity must comply with Australian Equivalents to International Financial Reporting Standards ('AIFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of adoption of AIFRS for the Group is 1 July 2005. This is the first AIFRS consolidated annual financial report prepared by the consolidated entity. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing this financial report.

The preliminary final report has been prepared on the basis of historical costs except for derivative financial instruments and available-for-sale investments which have been measured at fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report. Except for the change in accounting policy (refer note 28), the accounting policies adopted have been applied consistently throughout the consolidated entity to all periods presented in these consolidated financial statements and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purpose of transition to Australian Accounting Standards - AIFRS, as required by AASB 1. The impact of transition from previous GAAP to AIFRS is explained in note 27.

The presentation currency is Australian dollars.

2. Accounting estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make certain judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have been applied by the consolidated entity are:

Impairment of goodwill and intangibles with indefinite useful lives

At least annually the consolidated entity assesses whether goodwill and intangible assets, with indefinite useful lives, are impaired. These calculations involve estimating the recoverable amount of the cash-generating units ('CGU's) to which the goodwill and intangible assets, with indefinite useful lives, are allocated.

The allocation of goodwill to the CGU's represents the integrated global nature of the injectable pharmaceutical business of the consolidated entity.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binominal method.

Defined benefit fund assumptions

Various actuarial assumptions are utilised in the determination of the consolidated entities defined benefit fund obligations.

Critical accounting judgements in applying the consolidated entity's accounting policies

Certain critical accounting judgements in applying the consolidated entity's accounting policies are described below.

Revenue recognition

In accordance with industry practice the consolidated entity offers discounts or allowances to some of its customers or governmental authorities in the form of rebates, charge backs, price adjustments, discounts, promotional allowances or other allowances. The consolidated entity's revenue recognition policy requires management to make a number of estimates relating to rebates and other credits, charge backs and price adjustments. The accruals for these provisions are presented in the financial statements as reductions to the sale of goods and trade receivables.

Rebates, promotional and other credits

Provisions for rebates, promotional and other credits are estimated based on historical payment experience, estimated customer inventory levels, product dating and expiration and change in contract terms. Provisions for price adjustments, returns and charge backs require management to make substantive judgements. The consolidated entity has extensive internal historical information which is used as the primary factor in determining reserve requirements and believes that this historical data, in conjunction with periodic review of available third-party data, updated for any applicable changes in available information, provides a reliable basis for the provision estimates.

Charge backs

The provision for charge backs is the most significant and complex estimate used in the recognition of revenue. In the United States the consolidated entity sells products directly to wholesalers and generic distributors ('wholesale customers') and also sells products indirectly to managed care organisations, hospitals and group purchase organisations ('indirect customers'). The consolidated entity enters into agreements with its indirect customers to establish pricing on certain products and the indirect customers then, independently, select a wholesaler from which they purchase the products at the agreed-upon prices. The consolidated entity then provides a credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler's invoice price, termed a 'charge back'.

The provision recognised by the consolidated entity for charge backs is estimated using the historical sell-through levels by the wholesale customers to the indirect customers and the estimated wholesaler inventory level. Management continually monitors the provision for charge backs and makes judgements when it believes that actual charge backs may differ from the estimated reserve.

2. Accounting estimates and judgements (continued)

Critical accounting judgements in applying the consolidated entity's accounting policies (continued)

Price adjustments

Price adjustments, also known as 'shelf stock adjustments' are credits issued to reflect decreases in the selling prices of the consolidated entity's products that customers have remaining in their inventories at the time of the price reduction. Decreases in selling prices are discretionary decisions made by management to reflect competitive market conditions. The provision recognised for shelf stock adjustments is based upon specified terms with customers, estimated declines in market prices and estimates of inventory held by customers.

Capitalisation of development costs

Research and development activities are undertaken to maintain the product portfolio and pipeline of the consolidated entity. The intangible asset accounting policy of the consolidated entity requires that all expenditure incurred on research activities must be expensed while expenditure incurred on development activities must be capitalised. Capitalisation of development expenditure can only occur if it can be demonstrated that it is probable that the asset will generate future economic benefits.

In applying this policy management are required, for each product development project, to make an assessment of when the project activity transitions from the research phase to the development phase including evaluating whether or not that expenditure is probable of generating future economic benefits for the consolidated entity.

When determining the point from which expenditure incurred in the development phase of a product development project must be capitalised management obtains advice from appropriately qualified and technically skilled employees of the consolidated entity with regard to the commercial success of the final product being developed and the technical feasibility of the development. In conjunction with this advice management reviews whether it is the intention of the consolidated entity to continue with the development at which point a decision is then made as to whether or not the development expenditure should be capitalised.

3. Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risk and rewards that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those segments operating in other economic environments.

The consolidated entity's operations are predominantly made up of the worldwide development, manufacture and distribution of injectable pharmaceuticals. Business operations recently acquired have increased the consolidated entity's operations in the area of contract manufacturing. Manufacturing plants are located in Australia, the USA, Puerto Rico and Germany with products distributed to more than 65 countries in three principal geographical locations, being Asia Pacific, the Americas and Europe, Middle East and Africa.

Segment information is presented in the financial statements in respect of the consolidated entity's geographical segments which reflects the management and the internal reporting structure of the consolidated entity during the financial period.

Transfer prices between geographical segments are set at an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expenses and segment results include transfers between the geographical segments. Inter-segment revenue and inter-segment results represent the internal trading within the consolidated group. These are eliminated on consolidation.

Segment results include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise expenditure which is not recovered from the operating segments, cash deposits, investments borrowings and tax balances not attributable to the operating segments. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Additional segmental information has been provided in this report in relation to the injectable pharmaceutical and vials and contract manufacturing businesses of the consolidated entity.

3. Segmental reporting (continued)

Geographical segments
for the year ended 30 June 2006

	Asia Pacific*		Americas*		Europe, Middle East & Africa*		Eliminations		Consolidated		Less Latin America (discontinued)		Consolidated (continuing operations)	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000
Revenue														
Revenue from external customers:														
Sale of goods	**194,442**	159,900	**203,468**	162,348	**391,039**	328,874	**-**	-	**788,949**	651,122	**-**	6,387	**788,949**	644,735
Government grants	**1,121**	1,200	**-**	-	**-**	-	**-**	-	**1,121**	1,200	**-**	-	**1,121**	1,200
Other income	**3,738**	(179)	**1,527**	546	**1,216**	5,158	**-**	-	**6,481**	5,525	**-**	-	**6,481**	5,525
	199,301	160,921	**204,995**	162,894	**392,255**	334,032	**-**	-	**796,551**	657,847	**-**	6,387	**796,551**	651,460
Inter-segment revenue	**208,379**	150,250	**64,830**	47,238	**-**	-	**(273,209)**	(197,488)	**-**	-	**-**	-	**-**	-
Total segment revenue	**407,680**	311,171	**269,825**	210,132	**392,255**	334,032	**(273,209)**	(197,488)	**796,551**	657,847	**-**	6,387	**796,551**	651,460
Result														
Segment profits before significant items	**67,677**	24,068	**11,781**	667	**66,490**	49,311	**-**		**145,948**	74,046	**-**	(3,324)	**145,948**	77,370
Significant items	**-**	(1,990)	**(87,193)**	(953)	**(9,209)**	-			**(96,402)**	(2,943)	**-**	-	**(96,402)**	(2,943)
Segment result	**67,677**	22,078	**(75,412)**	(286)	**57,281**	49,311	**-**	-	**49,546**	71,103	**-**	(3,324)	**49,546**	74,427
Inter-segment result	**56,555**	37,718	**(6,600)**	(8,990)	**(46,395)**	(24,256)	**(3,560)**	(4,472)	**-**	-	**-**	-	**-**	-
Total segment result	**124,232**	59,796	**(82,012)**	(9,276)	**10,886**	25,055	**(3,560)**	(4,472)	**49,546**	71,103	**-**	(3,324)	**49,546**	74,427
Unallocated expenses									**(26,277)**	-	**-**	-	**(26,277)**	-
Unallocated significant items									**(27,165)**	(10,000)	**-**	-	**(27,165)**	(10,000)
Results from operating activities									**(3,896)**	61,103	**-**	(3,324)	**(3,896)**	64,427
Net finance costs									**(3,389)**	(16,834)	**-**	(1,482)	**(3,389)**	(15,352)
Share of profit of associates and joint ventures	**70**	320	**-**	-	**-**	-	**-**	-	**70**	320	**-**	-	**70**	320
Profit/(loss) before tax									**(7,215)**	44,589	**-**	(4,806)	**(7,215)**	49,395
Income tax expense									**(24,120)**	(10,076)	**-**	-	**(24,120)**	(10,076)
Loss on sale of discontinued operation									**-**	(9,640)	**-**	(9,640)	**-**	-
Income tax expense									**-**	515	**-**	515	**-**	-
Loss on sale of discontinued operation, net of tax									**-**	(9,125)	**-**	(9,125)	**-**	-
Profit/(loss) for the period									**(31,335)**	25,388	**-**	(13,931)	**(31,335)**	39,319

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

3. Segmental reporting (continued)

Geographical segments
for the year ended 30 June 2006

	Asia Pacific*		Americas*		Europe, Middle East & Africa*		Unallocated*		Consolidated		Less Latin America (discontinued)		Consolidated (continuing operations)	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Assets and liabilities														
Segment assets	1,002,865	975,959	373,920	411,141	536,615	525,123	90,301	37,161	2,003,701	1,949,384	-	3,016	2,003,701	1,946,368
Investment in associates	4,641	1,304	-	-	-	-	-	-	4,641	1,304	-	-	4,641	1,304
Total Assets	1,007,506	977,263	373,920	411,141	536,615	525,123	90,301	37,161	2,008,342	1,950,688	-	3,016	2,008,342	1,947,672
Segment liabilities	78,801	1,084,125	28,472	396,323	79,372	275,960	70,675	59,262	257,320	1,815,670	-	559	257,320	1,815,111
Total Liabilities	78,801	1,084,125	28,472	396,323	79,372	275,960	70,675	59,262	257,320	1,815,670	-	559	257,320	1,815,111
Other segment information														
Capital expenditure														
- property, plant and equipment	14,065	51,479	36,570	24,742	8,511	4,774	4,991	-	64,137	80,995	-	-	64,137	80,995
- intangible assets	27,169	6,630	6,066	9,862	10,127	123,089	5,766	-	49,128	139,581	-	-	49,128	139,581
Depreciation	9,560	7,288	4,938	4,514	5,052	4,621	100	-	19,650	16,423	-	101	19,650	16,322
Amortisation	3,557	2,363	15,579	14,574	10,810	8,403	-	-	29,946	25,340	-	-	29,946	25,340
Impairment losses	931	-	87,389	952	9,493	-	9,658	-	107,471	952	-	-	107,471	952
Restructuring provisions	3,935	-	-	-	-	-	17,507	-	21,442	-	-	-	21,442	-
Other significant items	-	1,990	-	-	-	-	-	10,000	-	11,990	-	-	-	11,990

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

Business segments	Injectables & Vials		Contract Manufacturing		Unallocated		Total	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Revenue from external customers	706,063	610,490	90,488	47,357	-	-	796,551	657,847
Segment assets	1,716,064	1,786,496	201,977	127,031	90,301	37,161	2,008,342	1,950,688
Capital expenditure								
- property, plant and equipment	57,006	78,207	2,139	2,788	4,991	-	64,136	80,995
- intangible assets	43,362	139,581	-	-	5,766	-	49,128	139,581
Depreciation	16,577	13,330	2,973	3,093	100	-	19,650	16,423
Amortisation	27,889	25,042	2,057	298	-	-	29,946	25,340
Impairment losses	97,813	952	-	-	9,658	-	107,471	952
Restructuring provisions	3,935	-	-	-	17,507	-	21,442	-
Other significant items	-	11,990	-	-	-	-	-	11,990

4. Mayne Group Limited Demerger of Mayne Pharma Limited

On 16 November 2005, the shareholders of Mayne Group Limited voted in favour of the proposed demerger and the separate Australian listing of its international injectable generic and specialty pharmaceutical business from its domestic healthcare business. Following approval of the demerger by shareholders, on the 18 November 2005, the Supreme Court of Victoria officially endorsed the demerger Scheme of Arrangement thereby effecting the separation of the two businesses from that date.

On approval of the demerger two new companies, both listed on the Australian Stock Exchange ('ASX'), were formed, being:
- Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), an international pharmaceutical company focused on research and development, manufacture,
  marketing and distribution of injectable generic and specialty pharmaceuticals; and
- Symbion Health Limited (formerly Mayne Group Limited), a large Australian healthcare-focused company with leading market positions in pathology, diagnostic
  imaging, pharmacy and health-related consumer products.

Both companies commenced trading on the ASX on 21 November 2005.

To implement the approved demerger a number of transactions occurred, the most significant of these transactions included an internal restructure of businesses and assets within Mayne Group prior to the separation, capital reduction and share issue that occurred in the appropriate entities to effect legal separation of the businesses.

Internal Restructuring

On approval of the demerger, but prior to the actual separation of the pharmaceutical business, the ownership of a number of operational entities of Mayne Group Limited ('Mayne Group') was transferred within the Group to create the appropriate ownership structure for the swift demerger of the pharmaceutical business from Mayne Group. As a result of this internal restructure Mayne Pharma Limited ('Mayne Pharma') acquired FH Faulding & Co Limited from Mayne Group for consideration of $73.3 million. This consideration was not paid in cash but was added to the outstanding loan amounts owed by Mayne Pharma to Mayne Group.

See note 23 for further details of the FH Faulding & Co Limited acquisition.

Capital/Debt Restructure

On approval of the demerger the capital structures of both Mayne Group Limited and Mayne Pharma changed significantly.

In accordance with the demerger Scheme of Arrangement, Mayne Group Limited reduced its capital and Mayne Pharma issued 640,655,316 new shares. Instead of the Mayne Group shareholders receiving their Capital Reduction entitlements in cash the amounts were automatically applied, on behalf of the shareholders, as payment for the Mayne Pharma shares that had been issued. As a consequence of the transaction each shareholder received one Mayne Pharma Limited Share for every Mayne Group Share held.

The impact of the above transaction on Mayne Pharma was that as a result of the Mayne Group Limited capital reduction and share purchase, made by Mayne Group Limited on the behalf of its shareholders, the outstanding loan amounts owed to Mayne Group Limited were extinguished by Mayne Pharma through the share issue.

At the date of the demerger, 18 November 2005, the net value of outstanding amounts owed by Mayne Pharma to Mayne Group of $1,608.8 million were capitalised by Mayne Pharma under the Scheme of Arrangement.

Refer to note 18 for further details on the contributed equity of Mayne Pharma and the rights attaching to those shares issued.

Cash position

Under the demerger Scheme of Arrangement, Mayne Pharma was to leave the Mayne Group Limited with cash representing the business net cash flows (including capital expenditure) for the period from 1 July 2005 to the date of the demerger, being 18 November 2006. In settlement of this agreement under the demerger Scheme of Arrangement, Mayne Pharma received cash totalling $37.8 million from Mayne Group.

5. Other income

	2006 $'000	2005 $'000
Other trading revenue	**3,060**	5,134
Government grants	**1,121**	1,200
Other income	**3,421**	391
	7,602	6,725

6. Individually significant items included in other expenses

The following significant items are included in other expenses in the income statement:

	2006 $'000	2005 $'000
Legal and other costs associated with UK litigation relating to Epirubicin	**-**	(10,000)
Impairment of property, plant and equipment	**(59,240)**	-
Impairment of development costs	**(43,289)**	(952)
Impairment of investments	**(3,530)**	-
Related party debt forgiveness	**-**	(1,990)
Costs associated with the demerger of Mayne Pharma Limited	**(11,858)**	-
Costs associated with examination of a possible listing on the London Stock Exchange	**(5,650)**	-
Total significant items	**(123,567)**	(12,942)

6. Individually material items included in other expenses (continued)

Recoverability of property, plant and equipment
In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market.

The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment, closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

Recoverability of development costs
An impairment loss of $19.5 million was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca and has subsequently lodged an appeal. Mayne Pharma remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion.

A number of product and business development projects had been commenced by previous management and no longer fit with the new strategic direction of the Group. All these projects have ceased and an impairment loss of $14.6 million has been recognised in the income statement.

Other significant items include an impairment of $9.2 million of previously capitalised development costs of the bio-similar drug erythropoietin (EPO). In February 2005 Mayne Pharma signed an agreement with Pliva d.d to develop and bring to the market bio-similar EPO and granulocyte colony stimulating factor (G-CSF). Substantial progress had been made with EPO, however in late 2005 the regulatory approval requirements for bio-similar EPO to be brought to market changed markedly in the European Union. After a further review of this change it was determined it would have required considerable more resources to be channelled into its development thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. As a consequence, Mayne Pharma and Pliva have agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market.

Recoverability of investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. In accordance with AASB 139 *Financial Instruments: Recognition and Measurement*, the carrying value of the investment is adjusted to reflect the fair value of the shares at each reporting date with the revaluation recognised directly in equity. In the past 24 months the share price of the investment has steadily declined and as a result the carrying value of the investment has reduced by $3.5 million since the date the investment was acquired. $0.4 million of this reduction in value has occurred in the current period.

Following further analysis of the share price decline in the investment and the expiration of time, management are of the view that the decline experienced to date is now of a permanent nature and accordingly an impairment loss of $3.5 million has been recognised in the income statement during the period to recognise this diminution in value.

Demerger of Mayne Pharma Limited
During the period an expense of $11.9 million has been recognised in relation to restructuring and rebranding of the consolidated entity's operations on the demerger of Mayne Pharma Limited (see note 4).

Examination of possible listing in the United Kingdom
As previously announced the possibility of a listing on both the Australian Stock Exchange as well as the London Stock Exchange is being examined and associated costs have been incurred. As at 30 June 2006 $5.7 million has been incurred with the majority of the expense relating to consulting fees of professional advisors. The board see significant potential benefits in such a listing. No decision has yet been made.

7. Individually significant items included in income tax expense

	2006 $'000	2005 $'000
Legal and other costs associated with UK litigation relating to Epirubicin	-	3,000
Impairment of property, plant and equipment	-	-
Impairment of development costs	3,836	-
Impairment of investments	-	-
Costs associated with the demerger of Mayne Pharma Limited	3,557	-
Costs associated with assessment of possible listing on the London Stock Exchange	1,695	-
Total significant tax items	9,088	3,000

	2006 $'000	2005 $'000

8. Income taxes

Recognised in the income statement

	2006 $'000	2005 $'000
Current tax expense		
Current year	**19,562**	26,225
Adjustments for prior years	**(7,641)**	(4,608)
	11,921	21,617
Deferred tax expense		
Origination and reversal of temporary differences	**11,732**	(13,001)
Benefit of tax losses recognised	**467**	945
	12,199	(12,056)
Total income tax expense in income statement	**24,120**	9,561
Attributable to:		
Continuing operations	**24,120**	10,076
Discontinuing operations	**-**	(515)
	24,120	9,561

Reconciliation between tax expense and pre-tax net profit

The prima facie tax on profit differs from the income tax provided in the financial statements and is reconciled as follows:

	2006 $'000	2005 $'000
Profit before tax - continuing operations	**(7,215)**	49,395
Profit before tax - discontinuing operations	**-**	(14,446)
Profit before tax	**(7,215)**	34,949
Prima facie tax on profit calculated at 30% (2005: 30%)	**(2,165)**	10,485
From which is deducted the tax effect of:		
Utilisation of prior year tax losses	**(226)**	(829)
Research and development	**(1,851)**	(248)
Non-assessable income	**(42)**	(906)
	(4,284)	8,502
Increase in income tax expense due to:		
Non-deductible depreciation/amortisation	**492**	379
Non-deductible expenditure	**2,450**	1,487
Effect of tax losses (derecognised)/recognised	**467**	945
Australian controlled foreign corporations tax	**1,262**	-
Overseas income tax rate differences	**2,230**	309
Other variations	**1,161**	173
Material items		
Non-deductible expenditure relating to Latin American businesses	**-**	2,374
Asset impairment associated with Puerto Rico facility	**17,772**	-
Other non-deductible expenditure	**10,210**	-
	31,761	14,169
Under/(over) provided in prior years	**(7,641)**	(4,608)
Income tax expense on pre-tax net profit	**24,120**	9,561

Current Tax

Current tax expense, for the periods presented, represents the expected tax payable on the taxable income for the period. Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as current assets.

Deferred Tax

The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of asset and liabilities.

The primary components of the consolidated entity's recognised deferred tax assets include temporary differences relating to employee benefits, provisions and other items and the value of tax loss-carry-forwards recognised. The primary components of the consolidated entity's liabilities include temporary differences related to property, plant and equipment and intangible assets.

Deferred tax expense arises from the origination and reversal of temporary differences, effects of changes in tax rates and the benefits of tax losses recognised. The primary component of the deferred tax expense for the year ended 30 June 2006 is attributed to an increase in deferred tax assets, relating to increases in provisions and recognition of current year losses, offset by a decrease in deferred tax liabilities (excluding deferred tax liabilities recognised in business combinations).

9. Discontinuing operations

Discontinued operation

The consolidated entity did not dispose of or classify any controlled entity or businesses as held for sale for the year ended 30 June 2006.

During the year ended 30 June 2005 the consolidated entity announced the divestment and closure of its pharmaceutical businesses located in Brazil and Mexico. Financial information pertaining to those businesses disposed of for the year ended 30 June 2005 is set out below. These operations are included within the Americas segment and are shown as discontinuing in note 3.

Effect of the disposal on individual asset and liabilities of the consolidated entity	**2006 $'000**	2005 $'000
Property, plant and equipment	-	507
Inventories	-	2,631
Trade and other receivables	-	7,136
Cash and cash equivalents	-	1,245
Employee benefits	-	(79)
Trade payables	-	(6,991)
Net assets divested	-	4,348
Gain on disposal	-	5,511
Loss on closure of businesses	-	(15,151)
Loss on sale of discontinued operation	-	(9,640)
Consideration received:		
- disposal price	-	11,105
- deferred	-	(1,133)
Cash disposed of	-	(1,245)
Net cash inflow	-	8,726
Cash flow of the discontinued operations		
Net cash inflow/(outflow) of operating activities	-	(1,802)
Net cash inflow/(outflow) of investing activities	-	(601)

10. Earnings per Share

Set out below in (a) and (b) are the basic and diluted earnings per share of the consolidated entity for the year ended 30 June 2006 calculated in accordance with AASB 133 *Earnings per Share*.

In addition to the basic and diluted earnings per share an alternative earnings per share of the consolidated entity for the year ended 30 June 2006 is provided in part (e) of this note to reflect the impact of the demerger.

On 18 November 2005, to facilitate the separation of the global pharmaceutical businesses from Mayne Group Limited (refer note 4), Mayne Pharma Limited issued 640,655,316 new shares. Due to the significant change in the capital structure of the company on the issuance of these shares the Board considers the use of an alternative denominator in determining the basic and dilutive earnings per share will provide more meaningful information than the earnings per share information calculated in (a) and (b) below.

For the purposes of calculating the alternative earnings per share measure in part (e) of this note the share issue is treated as if it occurred on 1 July 2004.

	2006	2005
(a) Basic earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	**(8.4) c**	39,319,000.0 c
- from discontinued operations	-	(13,931,000.0) c
Attributable to the ordinary equity holders of the company	**(8.4) c**	25,388,000.0 c
Basic earnings per share from continuing operations before significant items disclosed in note 6 & 7	**22.2 c**	49,261,000.0 c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 6 & 7	**22.2 c**	35,330,000.0 c
(b) Diluted earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	**(8.4) c**	39,319,000.0 c
- from discontinued operations	-	(13,931,000.0) c
Attributable to the ordinary equity holders of the company	**(8.4) c**	25,388,000.0 c
Diluted earnings per share from continuing operations before significant items disclosed in note 6 & 7	**22.2 c**	49,261,000.0 c
Diluted earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 6 & 7	**22.2 c**	35,330,000.0 c

10. Earnings per Share (continued)

The basic and diluted earnings per share calculations from continuing operations for the year ended 30 June 2006 were based on the loss attributable to ordinary shareholders of $31,335,000 (2005: profit of $39,319,000). The basic and diluted earnings per share calculations after discontinuing operations for the year ended 30 June 2005 were based on the profit attributable to ordinary shareholders of $25,388,000. there were no discontinued operations for the year ended 30 June 2006.

(c) Weighted average number of ordinary shares

The weighted number of ordinary shares outstanding during the year ended 30 June 2006 used in the basic and diluted earnings per share calculations were determined as follows:

	Number of shares	
	2006	2005
Weighted average number of ordinary shares (basic)		
Issued ordinary shares at 1 July	**100**	100
Effect of shares issued in November 2005	**373,861,928**	-
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Effect of share options on issue	**604,782**	-
Weighted average number of ordinary shares at 30 June	**374,466,810**	100

(d) Reconciliation of earnings used in calculation of basic and fully diluted earnings per share calculations before significant items:

	2006 $'000	2005 $'000
Profit/(loss) attributable to the ordinary equity holders of the company	**(31,335)**	25,388
Significant items before tax (note 6)	**123,567**	12,942
Tax expense/(benefit) on significant items (note 7)	**(9,088)**	(3,000)
Net profit/(loss) before significant items	**83,144**	35,330

(e) Alternative Earnings Per Share

	2006	2005
Alternative basic earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	**(4.9) c**	6.1 c
- from discontinued operations	**-**	(2.1) c
Attributable to the ordinary equity holders of the company	**(4.9) c**	4.0 c
Basic earnings per share from continuing operations before significant items disclosed in note 6 & 7	**13.0 c**	7.7 c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 6 & 7	**13.0 c**	5.5 c
Alternative diluted earnings per share		
- from continuing operations attributable to the ordinary equity holders of the company	**(4.9) c**	6.1 c
- from discontinued operations	**-**	(2.1) c
Attributable to the ordinary equity holders of the company	**(4.9) c**	4.0 c
Basic earnings per share from continuing operations before significant items disclosed in note 6 & 7	**13.0 c**	7.7 c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 6 & 7	**13.0 c**	5.5 c

	Number of shares	
	2006	2005
Reconciliation of weighted average number of shares used in the calculation of alternative earnings per share:		
Issued ordinary shares at 1 July	**640,655,416**	640,655,416
Weighted average number of ordinary shares at 30 June	**640,655,416**	640,655,416
Effect of share options on issue	**604,782**	-
Weighted average number of shares used in calculation of diluted earnings per share	**641,260,198**	640,655,416

11. Dividends

No dividends were paid or proposed in the current or prior financial years.

After balance sheet date the following dividends were proposed by the directors. The dividends have not been provided. The declaration and subsequent payment of dividends has no income tax consequences to the Company

	Cents per share	Total amount	Franked/ unfranked	Date of payment
Final ordinary	1.5 c	$9,609,831	Franked	5 October 2006

The financial effect of this dividend has not been brought to account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

	THE COMPANY 2006 $'000	2005 $'000
Dividend franking account		
The amount of franking credits available for the subsequent financial year are:		
30 per cent franking credits available to shareholders of Mayne Pharma Limited for subsequent financial years	4,720	-

The above amounts are based on the balance of the dividend franking account at year end adjusted for:
(a) franking credit that will arise from the payment of current tax liabilities;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the Company at the year end; and
(d) franking credit that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credit is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $4.1 million (2005: nil).

12. Investments accounted for using the equity method

The consolidated entity has the following investments in associates and a joint venture entity and accounts for these investments using the equity method.

Company	Principal Activity	Reporting date	Country	Ownership 2006	Ownership 2005
Indo China Healthcare Limited	Pharmaceutical Distribution	30 June	Thailand	45%	45%
Zydus Mayne Oncology Pvt. Ltd	Product Development and Manufacture	31 March	India	50%	-

Joint Venture Entity

On 18 May 2005 Mayne Pharma Limited and Zydus Cadila Healthcare Limited entered into an agreement for the establishment of a joint venture entity for the development and manufacture of certain injectable cytotoxic products. Each party holds a 50% interest in the joint venture entity. During the period the consolidated entity contributed $3.2 million to establish the joint venture entity, Zydus Mayne Oncology Pvt. Ltd.

The principal activity of this jointly controlled entity will be the development and manufacture of certain injectable cytotoxic API's and pharmaceutical formulations. At present the joint venture entity is in the process of constructing a manufacturing facility situated in Ahmedabad, India.

Financial Information relating to Equity Accounted Investments

The Group's share of profits and losses, assets and liabilities of equity accounted investments is:

	2006			2005		
	Jointly controlled entity $'000	Associates $'000	Total $'000	Jointly controlled entity $'000	Associates $'000	Total $'000
Group share of revenue	-	2,461	2,461	-	2,451	2,461
Group share of profits before tax	-	140	140	-	419	419
Group share of income tax expense	-	(70)	(70)	-	(99)	(99)
Group share of net profit equity accounted	-	70	70	-	320	320
Movements in carrying amount of investments						
Carrying amount at beginning of the period	-	1,304	1,304	-	984	984
Changes in equity invested during the period	3,267	-	3,267	-	-	-
Share of net profit equity accounted	-	70	70	-	320	320
Carrying amount at the end of the period	3,267	1,374	4,641	-	1,304	1,304

13. Property, plant and equipment

Acquisitions and disposals
The consolidated entity acquired assets with a cost of $128.5 million during the year ended 30 June 2006 (2005: $85.1 million), including assets acquired through business combinations of $48.0 million (2005: $1.5 million). In addition assets totalling $16.2 million were acquired on the demerger of Mayne Pharma Limited (see note 4).

During the year ended 30 June 2006 no assets were disposed of through the sale of discontinued operations however in the prior period $0.5 million of assets disposed of related to the sale of discontinued operations (see note 9).

Impairment losses and asset write downs
Aguadilla manufacturing facility
In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market. The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus of the consolidated entity and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment, closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

An impairment loss of $51.3 million (2005: nil) has been recognised in 'other expenses' in the income statement in relation to the assessment performed by the consolidated entity on the carrying value of the assets of the Aguadilla manufacturing site. The estimate of the recoverable amount was based on the value in use of the assets of the manufacturing facility, determined using a pre-tax discount rate of 14.3%. In addition specific assets totalling $7.9 million (2005: nil) relating to the Aguadilla manufacturing site were written down and are included in 'other expenses' in the income statement.

Business development projects
A number of 'in-progress' business development projects, included within assets under construction, that had been commenced by previous management no longer fit with the new strategic direction of the consolidated entity. All these projects have ceased and an impairment loss of $9.7 million has been recognised within 'other expenses' in the income statement.

In addition an impairment loss of $0.7 million (2005: nil) was recognised in relation to the carrying value of other items of property, plant and equipment which is included within 'cost of sales' in the income statement.

14. Product development

	2006 $'000	2005 $'000
Product development at cost	**51,538**	41,182
Accumulated amortisation	**(7,514)**	(5,450)
Written down value	**44,024**	35,732
Carrying amount at the start of the period	**35,732**	25,192
Additions	**29,098**	12,896
Impairment of assets	**(19,688)**	-
Disposals	**-**	-
Amortisation expense	**(1,483)**	(1,143)
Foreign currency exchange differences	**365**	(1,213)
Carrying amount at the end of the period	**44,024**	35,732

Acquisitions
The consolidated entity acquired product development intangibles totalling $0.4 million through business combinations during the year ended 30 June 2006 (2005: nil).

During the year ended 30 June 2006, the consolidated entity incurred $56.7 million (2005: $51.2 million) on product development activities with $27.6 million (2005: $38.3 million) expensed in the income statement. Of the total expenditure, $29.1 million (2005: $12.9 million) related to development expenditure of future products and has been capitalised in accordance with group policy.

Impairment losses and asset write downs
Propofol development costs
During the period the consolidated entity was unsuccessful in defending a non-infringement claim by the innovator of the anaesthetic product propofol. Mayne Pharma has subsequently lodged an appeal and a Court date for the hearing was the 7 September 2006. Mayne Pharma remain confident of succeeding in this litigation but this process has delayed the launch of the product. In addition, the market dynamics have changed with additional competition leading to significant price erosion. These factors have caused the consolidated entity to assess the recoverable amount of its capitalised development costs relating to the propofol product.

Based on the assessment performed $19.5 million (2005: nil) of the carrying amount of the capitalised development was written off and is recognised in 'other expenses' in the income statement. The estimate of recoverable amount was based on value in use, determined using a pre-tax discount rate of 14.3%.

In addition an impairment loss of $0.2 million (2005: nil) was recognised in relation to the carrying value of other items of product development which is included within 'product development expenditure' in the income statement.

15. Identified intangible assets

	2006			2005		
	Computer Software	**Operating rights and licences**	**Total**	Computer Software	Operating rights and licences	Total
	$'000	**$'000**	**$'000**	$'000	$'000	$'000
Identified intangibles at cost	**12,259**	**306,924**	**319,183**	8,784	265,025	273,809
Accumulated amortisation	**(6,253)**	**(54,422)**	**(60,675)**	(3,903)	(25,162)	(29,065)
Written down value	**6,006**	**252,502**	**258,508**	4,881	239,863	244,744
Carrying amount at the start of the period	**4,881**	**239,863**	**244,744**	4,233	192,145	196,378
Additions	**211**	**68,179**	**68,390**	-	128,599	128,599
Transfer from assets under construction	**3,176**	**142**	**3,318**	2,309	-	2,309
Impairment of assets	**-**	**(39,212)**	**(39,212)**	-	-	-
Disposals	**(13)**	**(259)**	**(272)**	-	(40,767)	(40,767)
Amortisation expense	**(2,255)**	**(24,963)**	**(27,218)**	(1,661)	(21,995)	(23,656)
Foreign currency exchange differences	**6**	**8,752**	**8,758**	-	(18,119)	(18,119)
Carrying amount at the end of the period	**6,006**	**252,502**	**258,508**	4,881	239,863	244,744

Acquisitions
The consolidated entity acquired operating rights and licences intangibles totalling $48.4 million through business combinations during the year ended 30 June 2006 (2005: $2.3 million).

Impairment losses and asset write downs
Bio-similar development costs
In February 2005 the consolidated entity entered into a partnership with Pliva d.d. ('Pliva') to develop and manufacture two major bio-similar products being erythropoietin ('EPO') and granulocyte colony stimulating factor ('G-CSF'). Under the agreement the consolidated entity would acquire the exclusive sales, marketing and distribution rights for the two products in Western Europe and other selected markets around the world.

Substantial progress had been made with the development of the EPO product, however late in 2005 the regulatory approval requirements imposed by the European regulatory authority for bio-similar EPO to be brought to market, changed markedly. After assessing the impact of the regulatory changes it was determined that it would require considerably more resources to be channelled into the development of EPO thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. Accordingly, Mayne Pharma and Pliva agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market (see note 26).

As a consequence the consolidated entity has recognised an impairment loss of $35 2 million in 'other expenses' in the income statement. In addition, the liability recognised for future milestone payments to Pliva for the development of EPO for $27.9 million was released and is included within 'other expenses' in the income statement. During the period incremental costs of $1.9 million incurred in relation to the development of EPO were also expensed to the income statement.

Acquired operating rights and licences
A number of individual operating rights and licences acquired by previous management no longer fit with the new strategic direction of the consolidated entity. These operating rights and licences will no longer be pursued by the consolidated entity and as a result an impairment loss of $3.6 million (2005: nil) has been recognised in 'other expenses' in the income statement.

In addition the annual impairment assessment performed by the consolidated entity, in accordance with the consolidated entity's impairment of assets policy, has identified an impairment loss of $0.4 million (2005: nil) in relation to the carrying value of other operating rights and licences which has been recognised in 'selling and marketing expenses' in the income statement. The impairments in the carrying value of the operating rights and licences were a result of ceasing to sell products into certain markets and price erosion caused by increased competition. The estimate of the recoverable amount of these assets was based on the value in use of the asset, determined using a pre-tax discount rate of 14.3%.

16. Capital expenditure commitments

	2006 $'000	2005 $'000
Premises, plant and equipment		
Contracted for but not provided for or payable:		
Within one year	**6,033**	23,497
Later than one year and less than five years	**-**	-
Later than five years	**-**	-
	6,033	23,497
Product development and operating rights and licences		
Contracted for but not provided for or payable:		
Within one year	**4,598**	3,902
Later than one year and less than five years	**10,918**	2,535
Later than five years	**-**	-
	15,516	6,437

17. Interest-bearing loans and borrowings

	2006 $'000	2005 $'000
Current		
Secured bank loans	-	1,029
Unsecured bank loans	799	1,161
Other unsecured loans	3,595	3,439
Finance lease liabilities	105	-
	4,499	5,629
Non-current		
Unsecured bank loans	1,599	2,078
Other unsecured loans	9,992	11,337
Finance lease liabilities	-	-
	11,591	13,415
Available financing facilities		
Multi-currency bank debt facility	225,000	-
Bank overdraft facility	1,000	-
Standby letters of credit	11,275	8,213
Other bank facilities	656	-
	237,931	8,213

Secured bank loans

Secured bank loans represents a factoring agreement between PHT Pharma Srl ('PHT') and Banca San Paolo ('San Paolo'). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advance at balance date is nil (2005: EUR 650,000; AUD 1,029,132)

Unsecured bank loans

Unsecured bank loans are denominated in Australian dollars and Euros.

Drawn term facility

At 30 June 2006 an amount of EUR 1.4 million (AUD 2.4 million) is payable in relation to a loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH ('Wasserburger') and IKB Deutsche Industriebank AG ('IKB'). The loan is unsecured and is repayable in equal instalments in December and June of each year. The loan bears interest at a fixed rate of 3.75% per annum, and matures in June 2009.

Multi-currency bank debt facility

During the period the consolidated entity obtained an AUD 225.0 million unsecured syndicated multi-currency and multi-issuer bank debt facility. The syndicated bank debt facility is a three-year revolving loan facility and was undrawn at 30 June 2006.

Interest is payable on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market.

The facility contains customary provisions relating to events of default, which could trigger early repayment and also contains undertakings by Mayne Pharma and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature.

Bank overdraft

The consolidated entity has a bank overdraft facility of AUD 1.0 million and was undrawn at 30 June 2006. The facility is unsecured with interest charged daily on drawn amounts at the banks official cash rate plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market.

Other unsecured loans

Other loans include a loan received from a customer to finance the expansion of production capacity at the consolidated entity's manufacturing facility at Wasserburger, Germany. The outstanding loan balance at 30 June 2006 is EUR 8.3 million (AUD 14.2 million). The loan bears interest at a fixed rate of 1% per annum and is repaid in annual instalments based on levels of production. Final repayment is due September 2009.

Standby letters of credit

The consolidated entity has a number of standby letter of credit facilities with different financial institutions. Each facility has differing terms and conditions that reflect the purpose of guarantee provided under the letter of credit. At 30 June 2006 no amounts have been drawn against these facilities (2005: nil).

Other bank facilities

The consolidated entity has arranged a facility under which cash, of up to AUD 0.5 million, may be advanced against receipts from overseas customers. This facility has not been utilised at 30 June 2006.

In addition, a documentary letter of credit facility for AUD 0.2 million has also been arranged where payments, or proof of payment, is supplied to an overseas supplier by the financial intermediary to ensure the shipment of goods procured. This facility has not been utilised at 30 June 2006.

Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) and its Controlled Entities

Notes to the financial statements (continued)

30 June 2006

	2006 $'000	2005 $'000

18. Issued capital

	2006 $'000	2005 $'000
Ordinary shares		
Issued and paid up capital:		
640,655,416 Ordinary shares fully paid (2005: 100 fully paid)	**1,608,760**	-
Total Issued and Paid Up Capital	**1,608,760**	-

	2006 $'000	2005 $'000
Movements in share capital:		
Opening balance	-	-
Add:		
Ordinary shares issued during the year persuant to the Demerger Scheme	**1,608,760**	-
	1,608,760	-

Stock Exchange Listing
On approval of the demerger (see note 4) Mayne Pharma Limited listed on the Australian Stock Exchange and commenced trading, under the code 'MYP', on 21 November 2005.

Share Issues
Ordinary shares of 640,655,316, fully paid at $2.49 per share, were issued during the year ended 30 June 2006 pursuant to the demerger Scheme of Arrangement (see note 4). No ordinary shares were issued during the year ended 30 June 2005.

Terms and condition of ordinary shares
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

19. Net tangible asset backing per ordinary security

Set out below in (a) is the net tangible asset backing per ordinary security of the consolidated entity calculated in accordance with the ASX Listing Rules.

Due to the significant change in the capital structure of the company during the period on the issuance of 640,655,316 new shares an alternative net tangible asset backing per ordinary security of the consolidated entity is provided in part (b) of this note. For the purpose of calculating the alternative net tangible asset backing per ordinary security the new share issue has been treated as if this occurred on 1 July 2004.

	2006	2005
a) Net tangible asset backing per ordinary security	**89.0 c**	(991,462,000.0) c
b) Alternative net tangible asset backing per ordinary security	**89.0 c**	(154.8) c

20. Reserves and retained profits

	Share-based payments	Unrealised gain	Cash flow hedge	Foreign currency translation	Total Reserves	Retained Earnings
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2005	-	-	-	(6,451)	(6,451)	141,469
Effect of change in accounting policy	-	(3,112)	-	-	(3,112)	-
Balance at 1 July 2005 restated	-	(3,112)	-	(6,451)	(9,563)	141,469
Profit retained for the year	-	-	-	-	-	(31,335)
Dividends	-	-	-	-	-	-
Share based payments	988	-	-	-	988	-
Actuarial gain/(loss)	-	-	-	-	-	(149)
Fair value adjustments	-	(350)	92	-	(258)	-
Foreign exchange adjustments on consolidation	-	-	-	37,672	37,672	-
Transfer to income statement	-	3,530	(92)	-	3,438	-
Balance at 30 June 2006	988	68	-	31,221	32,277	109,985
Balance at 1 July 2004	-	-	-	-	-	116,081
Profit retained for the year	-	-	-	-	-	25,388
Dividends	-	-	-	-	-	-
Share based payments	-	-	-	-	-	-
Actuarial gain/(loss)	-	-	-	-	-	-
Fair value adjustments	-	-	-	-	-	-
Foreign exchange adjustments on consolidation	-	-	-	(6,381)	(6,381)	-
Transfer to income statement	-	-	-	(70)	(70)	-
Balance at 30 June 2005	-	-	-	(6,451)	(6,451)	141,469

Nature and purpose of reserves

Share-based Payment Reserve

The share-based payment reserve includes the recognition of the fair value of share options issued but not yet exercised in accordance with AASB 2 *Share-based Payment*.

Unrealised Gain Reserve

The unrealised gain reserve includes the changes in the fair value of investments that are classified as available-for-sale. Amounts are recognised in the income statement when the available-for-sale financial asset is sold or impaired.

Cash Flow Hedge Reserve

The cash flow hedge reserve is used to record the portion of the gains or losses on a hedging instrument in a cash flow hedge that is determined to be effective, any ineffective portion of a cash flow hedge is recognised immediately in the income statement. Amounts are recognised in the income statement when the associated hedge transaction affects the profit and loss or where the hedging instrument relates to the acquisition of an asset the amount is recognised in the cost of that asset.

Foreign Currency Translation Reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a foreign operation. The reserve is recognised in the income statement when the net investment is disposed of.

21. Employee benefits

Pension plans

The consolidated entity provides employee benefits under various arrangements, including through defined contribution and defined benefit pension plans. Many of these plans are defined contribution plans, where the company contribution and resulting income statement charge is fixed at a set level or is a set percentage of an employee's pay. However several plans, held in the US (including Puerto Rico) and Germany, are defined benefit, where benefits are based on employees' length of service and average final salary.

Defined Benefits Plans

The consolidated entity provides fully for the present value of the unfunded obligations of the defined benefit plans as determined by the latest actuarial valuation.

The defined benefit plan in the USA has been closed to new entrants residing in continental USA since October 2003, benefits for existing employees in the plan, at that time, were subsequently frozen with effect from June 2005. The plan remains open to existing and new employees that reside in Puerto Rico. In Germany two wholly unfunded defined benefit plans are in operation, one for staff members and the other for executives.

The cash funding of the US plan, which may from time to time involve special payments, is determined in consultation with independent qualified actuaries to ensure that the assets together with the future contributions should be sufficient to meet future obligations. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by independent actuary, Dreighton Rosier, FSA, EA on 27 June 2006. Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensions Management GMBH on 30 June 2006.

21. Employee benefits (continued)

The following table summarises the assets and liabilities recognised in the consolidated balance sheet in respect of defined benefit schemes for the year ended 30 June 2006.

	2006 %	2005 %
Scheme assets		
Cash	**17.0%**	17.0%
US Stocks	**43.3%**	43.3%
Foreign Stocks	**9.5%**	9.5%
Bonds	**30.1%**	30.1%
Other	**0.1%**	0.1%

	$'000	$'000
Total fair value of assets	**2,133**	1,885
Present value of unfunded obligations	**(7,149)**	(6,788)
Present value of funded obligations	**(2,995)**	(2,448)
Present value of scheme obligations	**(8,011)**	(7,351)
Deficit in the schemes recognised in the balance sheet	**(8,011)**	(7,351)

Contributions are also made to a number of industry accumulation funds in accordance with various awards and other complying funds.

Share based payments

Mayne Pharma Executive Share Option Plan ('ESOP')

Under the Mayne Pharma ESOP, selected Mayne Pharma executives are eligible to receive options over Mayne Pharma shares. Options may be offered to executives at such times and on such terms as the Board from time to time decides. No consideration is payable on grant of the options, unless the Board decides otherwise.

The Board determines the exercise price payable on the exercise of an option when the option is granted. Under the terms of the ESOP the exercise price is subject to adjustment if Mayne Pharma shares are offered to Mayne Pharma shareholders by way of a bonus issue or rights issue prior to the exercise of the options or, if there is any reorganisation of the issued share capital of Mayne Pharma (including by way of capital reduction, share buy-back or cancellation).

The conditions which must be satisfied before an option may be exercised, including the period during which the option may be exercised and any performance hurdles, are determined by the Board when the option is granted. Unless the Board determines otherwise, and having regard to the satisfaction of any performance conditions, an option may be exercised notwithstanding that the exercise conditions have not been met:

- in circumstances where the relevant executive's employment with Mayne Pharma terminates as a result of retirement, redundancy, total and permanent disablement or death; or
- if a takeover bid or scheme of arrangement is made in respect of the company.

In addition, the Board may determine that an option may be exercised notwithstanding that the exercise conditions have not been met in any other circumstances in its discretion.

The expense recognised in the income statement for the current period is $1.0 million (2005: nil) in relation to options granted under the ESOP. Prior to the demerger of Mayne Pharma Limited on 18 November 2005 (see note 4) the Company did not provide any share-based compensation arrangements to employees under this plan.

Mayne Pharma Senior Executive Short Term Incentive Plan ('SESTIP')

Under the SESTIP the Board may award an incentive amount to selected senior executives of Mayne Pharma (an 'Award') with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne Pharma executives are required to take a minimum of 40% (or such other percentage as the Board determines) of each Award as deferred Mayne Pharma shares ('Deferred Shares'). Mayne Pharma executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Pharma shares ('Elective Shares'), with the balance of the award payable in cash.

The Award is based on performance for the year, which is tested against specific performance and service conditions, before it is made. If the Board determines that the specific conditions applicable to an Award have been satisfied, Mayne Pharma must pay the cash component of the Award to the participant and provide sufficient funds to the trustee of the Mayne Pharma Group SESTIP Trust (the 'Trustee') to permit the Trustee to acquire Mayne Pharma shares that are equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

This plan is currently suspended, no Awards have been made under this plan during the current period (2005: nil).

Mayne Pharma Employee Share Plan ('ESP')

The Mayne Pharma ESP allows eligible employees to acquire Mayne Pharma Shares from the Plan Trustee ('Plan Shares') with an aggregate market value (for each employee) not greater than $1,000. Eligible employees are employees of a Mayne Pharma Group company and who are invited to participate in the Mayne Pharma ESP by the Plan Trustee. The Plan Trustee remains the registered holder of the Plan Shares until they are transferred to the participant in accordance with the terms of the ESP.

No purchase price is payable by participating employees for Plan Shares. Mayne Pharma will contribute to the Plan Trustee the amount required to acquire the shares on behalf of participating employees and the Plan Trustee will then, at the election of Mayne Pharma, either purchase or subscribe for Mayne Pharma shares on behalf of the participant.

22. Financial instruments

The consolidated entity's financial instruments, other than derivatives, comprise bank overdrafts, short term borrowings, loans, current and non-current investments, cash and short term deposits. The main purpose of these financial instruments is to manage the consolidated entity's funding and liquidity requirements. The consolidated entity has other financial instruments such as trade receivables and trade payables, which arise directly from operations.

Exposure to credit risk, interest rate and currency risks arises in the normal course of the consolidated entity's business and represent the principal financial risks to which the consolidated entity is exposed. The consolidated entity uses derivative financial instruments to hedge exposure to fluctuations in foreign exchange rates and interest rates in accordance with the Board approved policies set out below. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument may be found in the consolidated entity's full financial report.

Credit risk
The consolidated entity is exposed to customers ranging from government backed agencies such as hospitals and large private wholesalers to individual clinics and pharmacies. Concentrations of credit risk are minimised by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has a credit policy in place and receivable balances are monitored on an ongoing basis with the result that the consolidated entity's exposure to bad debts is not significant. Trade receivable exposures are managed locally in the operating regions where they arise.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the consolidated entity. The consolidated entity principally deals with major banks and their controlled entities in relation to transactions involving derivative financial instruments and as a result the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

For the years ended 30 June 2006 and 30 June 2005 there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk
The consolidated entity's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short term loans and bank loans.

Interest rate risk
The consolidated entity may enter into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the consolidated entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures. Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time, at a specified rate, at a specified date in the future.

There were no outstanding interest rate swap or option contracts at 30 June 2006 or at 30 June 2005.

Foreign Exchange Risk
The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than Australian dollars. The currencies giving rise to this risk are primarily Sterling, Euro, US dollars and Canadian dollars. The largest transactional exposure is on Euro to Australian dollar conversion, on Euro sales and Australian dollar manufacturing.

Currency exposure is managed centrally and where deemed necessary the consolidated entity uses forward exchange contracts to hedge its foreign currency risk on committed transactions. All forward exchange contracts have maturities of less than one year after the balance sheet date however the contracts may be rolled over at maturity if required.

It is the consolidated entity's policy to neither engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-Australian dollar subsidiaries.

The consolidated entity classifies its forward exchange contracts, which are hedging committed transactions, as cash flow hedges and measures them at fair value. The consolidated entity did not have any forward exchange contracts at 30 June 2006 or 30 June 2005.

23. Acquisition of controlled entities and businesses

Acquisition of controlled entities

	Date of Acquisition	Proportion of shares Acquired
30 June 2006		
FH Faulding & Co Limited	18 November 2005	100%
30 June 2005		
Intra-Tech Healthcare Limited	2 June 2005	100%
Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH	20 June 2005	100%
PHT Pharma Srl	24 June 2005	100%

23. Acquisition of controlled entities and businesses (continued)

30 June 2006

FH Faulding & Co Limited

On 17 June 2005 Mayne Group Limited, the former parent entity of the consolidated entity, announced its intention to demerge its global injectable generic and speciality pharmaceuticals business to create an independent publicly traded company. That company is Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited. On 18 November 2005 the shareholders of Mayne Group Limited approved the demerger (see note 4).

The approval of the demerger triggered a number of transactions that occurred to fulfil the requirements of the Implementation Deed, the Demerger Deed, the Internal Restructure Agreements and certain other agreements for the purposes of effecting an internal restructure of Mayne Group Limited prior to separation of the pharmaceutical business.

As a result of the internal restructuring transactions of Mayne Group Limited on 18 November 2005 Mayne Pharma acquired, from Mayne Group Limited, 100% of the shares of FH Faulding & Co Limited, representing the pharmaceutical manufacturing business located in Salisbury Australia, for consideration of $73.3 million. The provisional fair value of the acquired assets and liabilities is set out below.

In the seven and a half months to 30 June 2006 the operations of FH Faulding & Co Limited contributed net profit after tax of $6.9 million to the consolidated net profit for the period. If the restructuring had occurred on 1 July 2005 the estimated impact for the twelve months to 30 June 2006 would have been to increase revenue by an additional $13.9 million and increase profit by an additional $6.2 million.

In addition, the internal restructuring transactions that took place as a result of the demerger resulted in other assets totalling $2.4 million being transferred from Mayne Group Limited to Mayne Pharma Limited.

30 June 2005

Intra-Tech Healthcare Limited

On 2 June 2005 the consolidated entity formalised the acquisition of Intra-Tech Healthcare Limited a company specialising in the manufacture and distribution of aseptically prepared pre-filled syringes and infusion bags based in London, United Kingdom for a total consideration of $47.7 million. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations of Intra-Tech Healthcare Limited in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the twelve months to 30 June 2005 would have been to increase revenue by an additional $25.2 million and increase profit by an additional $1.7 million.

Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH

On 20 June 2005 the consolidated entity acquired all of the shares of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH ('Onkoworks'), for a total consideration of $26.8 million. Onkoworks is a pharmaceutical company that focuses on the sale of generic and oncology products to specialist doctors operating in private practices across Germany. The provisional fair values of the acquired assets and liabilities is set out below.

From the date of acquisition the operations of Onkoworks contributed net profit after tax of $0.3 million to the net profit of the consolidated entity for the financial year ended 30 June 2005. If the operations of Onkoworks had been acquired by the consolidated entity at the beginning of the 2005 financial reporting year the estimated impact on revenue for the twelve months to 30 June 2005 would have been to increase revenue by an additional $6.1 million and reduce profit by $0.8 million.

PHT Pharma Srl

The consolidated entity formalised the acquisition of PHT Pharma Srl on 24 June 2005 for a total consideration of $26.9 million and by doing so increased its presence in the Italian hospital market. PHT Pharma Srl ('PHT') is a Milan based marketing and sales organisation whose product range is focused on cardiovascular, anaesthesiology and pain management. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations PHT in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the twelve months to 30 June 2005 would have been to increase revenue by an additional $5.5 million and increase profit by an additional $0.3 million.

Acquisition of businesses

30 June 2006

Biologici Italia Laboratories

On 1 July 2005 the consolidated entity entered into an agreement to acquire the hospital sales and distribution capability of Biologici Italia Laboratories, a pharmaceutical company based in Milan, Italy. The acquisition was completed on 2 August 2005 with the consolidated entity acquiring the business and assets for a total consideration of $16.3 million.

30 June 2005

Laboratorios Farmaceuticos ROVI SA

On 15 December 2004 the consolidated entity acquired the specialised hospital generic pharmaceutical distribution business of Laboratorios Farmaceuticos ROVI SA ('ROVI') for total consideration of $30.3 million securing the consolidated entity a direct sales and marketing presence in Spain. The purchase included the acquisition of distribution rights for an existing generic hospital product portfolio and pipeline of injectable products including a sales and marketing team.

23. Acquisition of controlled entities and businesses (continued)

Effect of acquisitions

The acquisitions had the following effect on the consolidated entity's assets and liabilities.

30 June 2006

	Biologici Italia Laboratories	FH Faulding & Co Limited	Mayne Pharma recognised values	Fair value adjustments*	Acquiree carrying amounts
	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	5	47,954	47,959	(3,866)	44,093
Intangible assets	421	47,954	48,375	(47,410)	965
Inventories	962	5,015	5,977	-	5,977
Trade and other receivables	13	22,417	22,430	-	22,430
Cash and cash equivalents	-	(615)	(615)	-	(615)
Interest-bearing loans and deposits	-	(50,458)	(50,458)	-	(50,458)
Trade and other payables	(248)	(25,902)	(26,150)	15,195	(10,955)
Net identifiable assets and liabilities	1,153	46,365	47,518	(36,081)	11,437
Goodwill on acquisition	15,195	26,955	42,150		
Consideration paid	16,348	73,320	89,668		
Satisfied in:					
- cash	16,005	-	16,005		
- deferred consideration	343	-	343		
- creation of interest-bearing borrowing	-	73,320	73,320		
Cash/(overdraft) acquired	-	(615)	(615)		
Net cash outflow	16,005	615	16,620		

*All of the above fair value adjustments were made in relation to the acquisition of FH Faulding & Co Limited

Goodwill has arisen on acquisition of FH Faulding & Co Limited and the business of Biologici Italia Laboratories because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

30 June 2005

	Intra-Tech Healthcare Limited	Onkoworks GmbH	PHT Pharma Srl	Laboratorios Farmaceuticos ROVI SA	Mayne Pharma recognised values	Fair value adjustments	Acquiree carrying amounts
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Property, plant and equipment	1,402	101	43	-	1,546	-	1,546
Intangible assets	-	2,155	126	-	2,281	-	2,281
Inventories	1,251	1,658	2,594	-	5,503	-	5,503
Trade and other receivables	4,299	5,487	10,429	5,998	26,213	-	26,213
Cash and cash equivalents	2,143	1,472	528	-	4,143	-	4,143
Interest-bearing loans and deposits	(54)	-	(1,099)	-	(1,153)	-	(1,153)
Trade and other payables	(3,727)	(3,089)	(8,648)	-	(15,464)	-	(15,464)
Net identifiable assets and liabilities	5,314	7,784	3,973	5,998	23,069	-	23,069
Goodwill on acquisition	42,389	18,992	21,917	24,350	107,648		
Consideration paid	47,703	26,776	25,890	30,348	130,717		
Satisfied in:							
- cash	44,642	16,408	13,142	30,348	104,540		
- deferred consideration	3,061	10,368	12,748	-	26,177		
Cash/(overdraft) acquired	2,143	1,472	528	-	4,143		
Net cash outflow	42,499	14,936	12,614	30,348	100,397		

Goodwill has arisen on the above acquisitions because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

At 30 June 2005 the above acquisitions were accounted for on a provisional basis. During the current financial year the fair value of the assets and liabilities acquired under each of the business combinations detailed above were finalised. As a result during the financial year ended 30 June 2006 the acquisition accounting of these business combinations was adjusted to accurately reflect the fair value of the assets and liabilities acquired resulting in a decrease to goodwill of $1.8 million.

24. Contingent liabilities

Legal proceedings
Mayne Pharma is involved in various legal proceedings considered typical to its business, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations, management do not expect them to have a materially adverse effect on the consolidated entities' financial position or profitability.

The information usually required by AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

Contractual commitments
Mayne Pharma enters into consulting agreements with professional advisers from time to time as part of the normal operations of the business. In some instances these agreements may have contingent fees associated with the agreements. Given confidentiality restrictions in those agreements, the contingent fees have not been disclosed.

25. Related parties

Symbion Health Limited ('Symbion')
The consolidated entity had a related party relationship with Symbion (formerly Mayne Group Limited) up until the demerger of Mayne Pharma Limited on 18 November 2005 (see note 4).

Sale of Goods
The consolidated entity supplies products to Symbion's Pharmacy business. For the four and a half months to 18 November 2006 Symbion purchased goods from the consolidated entity to the amount of $17.0 million (twelve months ended 30 June 2005 $33.1 million).

Shared Services Agreement
On the demerger of Mayne Pharma Limited (see note 4) certain shared facilities and services were provided by Symbion to the consolidated entity under the terms and conditions of the Transition and Shares Services Agreements that were established on demerger. The Shared Services Agreements expired on 28 February 2006. The amounts charged by Symbion to the Group under the agreements were on a cost recovery basis only.

26. Subsequent events

Acquisition of SuperGen oncology products
On 22 June 2006 the consolidated entity announced that an agreement had been reached with SuperGen, Inc ('SuperGen') to acquire the North American rights to Nipent (pentostatin for injection) and SurfaceSafe. Nipent is a treatment approved for patients with hairy cell leukaemia and SurfaceSafe is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

The total consideration payable for the purchase of the two oncology products from SuperGen is USD 33.4 million (AUD 45.1 million). Under the terms of the agreement Mayne Pharma will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts relating to Nipent in North America and SurfaceSafe.

Subsequent to year end the formalities of the acquisition have been completed and on 22 August 2006 Mayne Pharma paid USD 13.4 million (AUD 18.1 million), of the total USD 33.4 million (AUD 45.1 million) consideration, to SuperGen upon signing the acquisition agreement. The remaining payments under the terms of the acquisition agreement are contingent on key events and product performance.

Continued development agreement with Pliva
On 28 July 2006 the consolidated entity announced that an agreement with Pliva d.d. ('Pliva') has been finalised for the continued development of biosimilar granulocyte-colony stimulating factor ('G-CSF') for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is a haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with Pliva in February 2005 involving G-CSF and Erythropoietin ('EPO'). Following the previously announced termination of the EPO part of the collaboration (see note 6 and 15), this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones set by Mayne Pharma and Pliva.

The consolidated entity is committed to pay $6.0 million on signing the agreement with Pliva. Upon successful acheivement of all milestones future capital commitments total $20.6 million.

Dividend declaration
Since the end of the financial year the directors have declared the following dividend:

	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements	Dividend payment date
Final ordinary	1.5 c	1.5 c	0.0 c	20 September 2006	5 October 2006

The financial effect of these dividends has not been brought into account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

27. Explanation of transition to AIFRS

These are the consolidated entity's first consolidated annual financial statements prepared in accordance with AIFRS.

Except for the change in accounting policy (refer note 28), the accounting policies adopted by the consolidated entity have been applied in preparing the consolidated financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the year ended 30 June 2005 the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity

	Note	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
			1 July 2004 $'000			30 June 2005 $'000	
Current Assets							
Cash and cash equivalents		38,151	-	38,151	54,436	-	54,436
Trade and other receivables		140,176	-	140,176	172,356	-	172,356
Related party receivables		117,778	-	117,778	159,054	-	159,054
Inventories		176,831	-	176,831	180,570	-	180,570
Prepayments		11,674	-	11,674	10,818	-	10,818
Total Current Assets		484,610	-	484,610	577,234	-	577,234
Non-Current Assets							
Other receivables		3,723	-	3,723	2,460	-	2,460
Investments		4,728	-	4,728	4,273	-	4,273
Investments accounted for using the equity method		984	-	984	1,304	-	1,304
Deferred tax assets	(h)	28,025	8,380	36,405	31,563	5,598	37,161
Property, plant & equipment	(b), (g)	170,276	(4,235)	166,041	228,619	(5,550)	223,069
Product development	(g)	11,541	13,651	25,192	17,274	18,458	35,732
Goodwill	(a)	865,017	(119,744)	745,273	890,454	(65,743)	824,711
Identified intangible assets	(a), (g)	60,461	121,751	182,212	145,634	99,110	244,744
Total Non-Current Assets		1,144,755	19,803	1,164,558	1,321,581	51,873	1,373,454
Total Assets		1,629,365	19,803	1,649,168	1,898,815	51,873	1,950,688
Current Liabilities							
Trade and other payables		86,317	-	86,317	108,522	-	108,522
Related party indebtedness		1,154,424	-	1,154,424	1,570,893	-	1,570,893
Interest-bearing liabilities		2,623	-	2,623	5,629	-	5,629
Employee benefits	(c)	9,883	449	10,332	13,180	405	13,585
Current tax liabilities		3,611	-	3,611	17,138	-	17,138
Provisions		14,161	-	14,161	30,595	-	30,595
Total Current Liabilities		1,271,019	449	1,271,468	1,745,957	405	1,746,362
Non-Current Liabilities							
Other payables		2,709	-	2,709	146	-	146
Interest-bearing liabilities		234,857	-	234,857	13,415	-	13,415
Deferred tax liabilities	(h)	10,067	13,227	23,294	2,779	13,089	15,868
Employee benefits		759	-	759	4,514	-	4,514
Provisions		-	-	-	35,365	-	35,365
Total Non-Current Liabilities		248,392	13,227	261,619	56,219	13,089	69,308
Total Liabilities		1,519,411	13,676	1,533,087	1,802,176	13,494	1,815,670
Net Assets		109,954	6,127	116,081	96,639	38,379	135,018
Equity							
Equity attributable to equity holders of the parent							
Issued capital		-	-	-	-	-	-
Reserves	(b), (d)	(23,473)	23,473	-	(29,283)	22,832	(6,451)
Retained profits		133,427	(17,346)	116,081	125,922	15,547	141,469
Total Equity		109,954	6,127	116,081	96,639	38,379	135,018

27. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity

The deferred tax impact of the adjustments described below are set out in note (h).

(a) AASB 3 'Business Combinations' (AASB 3)

The consolidated entity has applied AASB 3 to all business combinations that have occurred since 1 July 2004 (the date of transition to AIFRS). In addition, the consolidated entity has elected to apply AIFRS retrospectively to all business combinations that occurred between 1 October 2003 and the date of transition. Accordingly, the consolidated entity has revisited the acquisition accounting of certain business combinations under AIFRS resulting in the revised measurement of certain acquired assets.

In making the election to apply AASB 3 from 1 October 2003 the consolidated entity has revisited the following business combinations under AIFRS, that occurred prior to transition date:

- purchase of the worldwide generic injectable paclitaxel business and related assets and infrastructure from NaPro Biotherapeutics, Inc (NaPro) and Abbott Laboratories (Abbott);
- purchase of a suite of injectable multivitamin products and related assets and infrastructure that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger).

In addition, the consolidated entity has revisited those acquisitions made prior to 30 June 2005 but subsequent to transition date. These include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH; and
- purchase of the shares in PHT Pharma Srl, which is a generic pharmaceutical business that specialises in the hospital segment.

Under AIFRS goodwill acquired in a business combination will not be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate potential impairment.

In applying AASB 3 to those business combinations that occurred prior to transition date, additional intangible assets have been identified and the consolidated entity reduced goodwill by $119.7 million and increased intangible assets by $117.5 million on 1 July 2004. The net difference of $2.2 million, being a credit to retained earnings, comprises a reversal in goodwill amortisation of $5.6 million, an increase in intangibles amortisation of $6.2 million and the derecognition of costs capitalised into goodwill of $1.6 million. The amortisation charge recognised in the income statement relating to the additional intangible assets recognised on transition to AIFRS is $12.2 million for the year to 30 June 2005.

The effect on the consolidated entity of applying AASB 3 for the year to 30 June 2005 reduced goodwill by $2.9 million relating to the derecognition of costs capitalised into goodwill with the corresponding amount being charged to other expenses in the income statement.

The requirement to cease all goodwill amortisation from transition date had the effect of reducing the amortisation expense in the income statement by $45.7 million for the year to 30 June 2005.

(b) AASB 116: 'Property, Plant and Equipment' (AASB 116)

Under previous GAAP the accounting policy of the consolidated entity was to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under AIFRS, the consolidated entity has elected to apply the cost basis of recording property, plant and equipment thereby deeming the carrying value of property, plant and equipment to be the cost value from the date of transition.

In making the above election on transition to AIFRS, the asset revaluation reserve was derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to AIFRS the asset revaluation reserve of the consolidated entity under previous GAAP was nil, therefore no transitional adjustment was required. At 30 June 2005 the asset revaluation reserve under previous GAAP was $0.7 million. This revaluation was reversed resulting in a reduction in the value of property, plant and equipment and removal of the asset revaluation reserve.

(c) AASB 119: 'Employee Benefits' (AASB 119)

Under previous GAAP the policy of the consolidated entity was to ensure that sufficient contributions were made to the defined benefit superannuation plans, operated in the United States and Germany, to ensure that there was no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. These contributions were expensed in accordance with actuarial assessments and the rules of the respective fund.

Under AIFRS, AASB 119 requires the net surplus or deficit of defined benefit funds, at transition date, to be recognised in the balance sheet with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. The consolidated entity recognised a defined benefit liability of $0.5 million on transition to AIFRS.

Revised AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. The consolidated entity has elected to early adopt revised AASB 119 and has elected to recognise all actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the income statement.

(d) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' (AASB 121)

On the date of transition to AIFRS, the consolidated entity took advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election resulted in a credit adjustment against the FCTR of $23.5 million with a corresponding adjustment being made to retained earnings.

Subsequent to transition to AIFRS exchange rate differences relating to the translation of foreign operations, including the impact on the AIFRS transition adjustments, will continue to be recognised as a separate component of equity in the FCTR. The exchange differences are then released through the income statement when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to AIFRS.

27. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity (continued)

(e) AASB 132: 'Financial Instruments: Disclosure and Presentation' (AASB 132) and AASB 139: 'Financial Instruments: Recognition and Measurement' (AASB 139)
Under AASB 132/139, the consolidated entity's accounting policy has changed to recognise in the balance sheet all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value are carried at cost or amortised cost.

AASB 139 requires fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations to be recognised in the balance sheet. The gains and losses on hedging instruments that arise from the use of fair value hedges are recognised in the income statement. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, are deferred to equity until the hedged item is settled. When a hedge transaction is settled the gain or loss deferred to equity is then recognised in the income statement or deferred to the balance sheet depending on the transaction tha the hedge was designated to. Gains and losses on hedging instruments used in hedges of net investments in foreign operations are recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which the consolidated entity is a party, must be recognised on balance sheet. The consolidated entity has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

The consolidated entity is required to comply with AASB 132/139 from 1 July 2004 however an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. The consolidated entity has elected to take advantage of this exemption therefore there are no adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005 as previous GAAP continues to apply for these periods.

Refer note 28 regarding the impact of this change in accounting policy for the year ended 30 June 2006 and on the comparative reporting period on adoption of AASB 132/139 from 1 July 2005.

(f) AASB 136 'Impairment of Assets' (AASB 136)
On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to AIFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives and assets not yet available for use must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets is assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset was identified for the consolidated entity.

For the year ended 30 June 2005 no impairment of any tangible non-current asset or intangible asset has been identified for the consolidated entity.

(g) AASB 138: 'Intangible Assets' (AASB 138)
Under previous GAAP the consolidated entity's policy on research and development activities was to recognise all costs incurred as an expense in the income statement. Under AIFRS AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure that must be capitalised.

On transition to AIFRS, the consolidated entity recognised an intangible asset, relating to development activities of $13.7 million. For the year to 30 June 2005 there was a reduction in other expenses of $5.8 million relating to development expenditure capitalised and an increase to amortisation expense of $1.0 million relating to the amortisation of capitalised development costs, resulting in a net increase in net profit before tax of $4.8 million for the year to 30 June 2005.

The general principles under AASB 1 require, on transition to AIFRS, that the recognition and classification of all assets and liabilities be assessed in terms of AIFRS. The consolidated entity has reviewed all intangibles recognised under previous GAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to AIFRS, computer software assets of $4.2 million were reclassified from other non-current assets to intangible assets. During the twelve months to 30 June 2005 computer software assets totalling $0.6 million were capitalised and have been reclassified from property, plant and equipment to other intangible assets.

(h) AASB 112: 'Income Taxes' (AASB 112)
With the introduction of AIFRS a 'balance sheet' approach to accounting for taxation has been adopted, replacing the previous GAAPs 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

Under previous GAAP to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under AIFRS, the threshold for asset recognition is the 'probable' test.

	1 July 2004 $'000	30 June 2005 $'000
Property, plant and equipment	1,245	1,216
Product development costs	4,095	5,538
Employee benefits	(122)	(135)
Adoption of AASB 3	499	451
Adoption of balance sheet approach	(870)	421
Net increase/(decrease) in net deferred tax liability/(asset)	4,847	7,491

The effect on the income statement for the year to 30 June 2005 was to increase the tax charge by $2.4 million.

27. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity (continued)

The effect of the above adjustments on retained earnings is as follows:

	Note	1 July 2004 $'000	30 June 2005 $'000
Goodwill	(a)	(119,744)	(65,743)
Other intangibles	(a), (g)	121,751	99,110
Property, plant and equipment	(b), (g)	(4,236)	(6,560)
Product development costs	(g)	13,651	18,458
Employee benefits	(c)	(449)	(405)
Reclassification of foreign currency translation reserve	(d)	(23,473)	(23,498)
Asset revaluation reserve	(b)	-	666
Deferred tax	(h)	(4,847)	(7,491)
Total adjustment to retained earnings		(17,346)	15,547
Attributable to:			
Equity holders of the parent		(17,346)	15,547
		(17,346)	15,547

Reconciliation of profit for the year ended 30 June 2005

	Note	Previous GAAP	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS
Sales revenue		644,735	-	644,735
Cost of sales		(368,973)	-	(368,973)
Gross profit		275,762	-	275,762
Other income		6,725	-	6,725
Distribution expenses		(20,085)	-	(20,085)
Selling and marketing expenses		(72,647)	-	(72,647)
Administrative expenses		(50,759)	-	(50,759)
Product development	(g)	(44,079)	5,788	(38,291)
Amortisation of operating rights and licences	(a), (g)	(8,859)	(13,136)	(21,995)
Other expenses	(a)	(57,007)	42,724	(14,283)
Results from operating activities		29,051	35,376	64,427
Financial income		2,039	-	2,039
Financial expense		(17,391)	-	(17,391)
Net finance costs		(15,352)	-	(15,352)
Share of net profits of investments accounted for using the equity method		320	-	320
Profit/(loss) before tax		14,019	35,376	49,395
Income tax expense	(h)	(7,663)	(2,413)	(10,076)
Profit after tax but before loss of discontinued operations and loss on sale of discontinued operations		6,356	32,963	39,319
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	(d)	(13,861)	(70)	(13,931)
Profit/(loss) attributable to members of Mayne Pharma Limited		(7,505)	32,893	25,388

Explanation of material adjustments to the cash flow statement

Development costs of $5.8 million for the year to 30 June 2005 were classified in operating cash flows under previous GAAP in the cash flow statement. Under AIFRS development costs that are capitalised in accordance with AASB 138 (see note (g)) are classified as investing cash flows.

There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous GAAP.

28. Change in accounting policy

In the current financial period the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*, from 1 July 2005. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 *First-time Adoption of Australian Equivalent to International Financial Reporting Standards*, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption in AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedge reserve and fair value reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005.

Reconciliation of opening balances affected by AASB 132 and 139 at 1 July 2005 on the consolidated entity

	Note	30 June 2005	Effect of change in accounting policy	1 July 2005
			$'000	
Equity securities available-for-sale	(a)	4,273	(3,067)	1,206
Fair value derivative assets	(b)	-	-	-
Fair value derivative liabilities	(b)	-	-	-
Cash flow hedge reserve	(b)	-	-	-
Unrealised gain reserve	(a)	-	(3,112)	(3,112)
Foreign currency translation reserve	(a)	-	(45)	(45)

(a) Available-for-sale financial assets
Under previous GAAP available-for-sale equity securities were recognised at cost. In accordance with AIFRS these are recognised at fair value with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 'recycled' through the income statement. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The effect on the consolidated entity is to decrease equity securities available-for-sale by $3.1 million and decrease the unrealised gain reserve by $3.1 million at 1 July 2005.

(b) Derivatives
Under previous GAAP, and the consolidated entity's accounting policy, not all derivatives were recognised on balance sheet. On adoption of AASB 139 all derivatives will be recognised on balance sheet at fair value. At 1 July 2005 there is no effect on the consolidated entity on adoption of this new accounting policy.

(c) Loans and receivables
Under AIFRS loans and receivables are required to be carried at amortised cost. There is no effect on the consolidated entity at 1 July 2005 on adoption of this new accounting policy.

Status of the audit of the Financial Statements:

The Financial Statements are in the process of being audited

----
11 September 2005

D Kiriacoulacos
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/09/2006

TIME: 16:29:48

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of additional company secretary

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


mayne

7 September 2006

Mayne Pharma Limited
ABN 58 097 064 330

Level 3
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0143
Fax 61 3 9868 0166

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Appointment of additional company secretary

In accordance with ASX Listing Rule 3.16.1, Mayne confirms that Ms Tamara Lynn Joseph has been appointed as an additional company secretary of Mayne Pharma Limited effective Thursday 7 September 2006.

Yours faithfully
Mayne Pharma Limited

D.C. Kiriacoulacos
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/09/2006

TIME: 16:29:17

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Results - Webcast

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

7 September 2006


mayne

Mayne Pharma Limited
ABN 58 097 064 330

Level 3
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0143
Fax 61 3 9868 0166

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Mayne Pharma preliminary final results webcast on 11 September 2006

Mayne advises that on Monday 11 September 2006, it will release its full year financial results for the twelve months ended 30 June 2006. A market briefing to review the results, market trends and future outlook will be held at 9:30am AEST in Melbourne, Australia. A live webcast of the briefing can be accessed via Mayne Pharma's website, www.maynepharma.com.

Individuals should allow extra time prior to the briefing to ensure their computer is compatible for viewing the webcast. The online archive of the webcast will be available from approximately four hours after the briefing and will be accessible on Mayne Pharma's website for 12 months.

Yours faithfully
Mayne Pharma Limited

D.C. Kiriacoulacos
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/08/2006

TIME: 09:34:47

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Purchase of SuperGens North American oncology products

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


mayne


SuperGen

ASX and media release

24 August 2006

Mayne Pharma's purchase of SuperGen's North American oncology products completes

Mayne Pharma Limited (ASX:MYP) and SuperGen Inc (NASDAQ: SUPG) announced that the acquisition of the North American rights to SuperGen's Nipent® (pentostatin for injection) and SurfaceSafe™ , as announced on 22 June 2006, has completed.

Mayne Pharma will pay a total maximum consideration of US$34 million inclusive of approximately US$14 million at completion. Remaining payments are contingent on key events and product performance.

For further information about Mayne Pharma, please contact:

Investor Contact

Andrew Rowe
Vice President Investor Relations
Ph: +44 (0) 20 7420 8426
Mobile: +44 7920 598 353

Media Contact

Teresa La Thangue
Media Relations Manager
Ph: + 44 (0) 20 7420 8479
Mobile: +44 7920 598 352
or
Sue Cato
Cato Counsel
Ph: +61 293602021
Mobile: +61 419282319

For further information about SuperGen, please contact:

Timothy L Enns
SuperGen Inc
Tel: (915) 560 0100 x 111
tenns@SuperGen.com

Sharon Weinstein
Noonan Russo
Tel: (212) 845 4271
Sharon.weinstein@eurorscg.com

Notes to editors:

About SuperGen

Based in Dublin, California, SuperGen is a pharmaceutical company dedicated to the discovery, acquisition, rapid development and commercialization of therapies for solid tumors and hematological malignancies. SuperGen's portfolio includes Orathecin™ (rubitecan) capsules, an investigational drug intended for the treatment of pancreatic cancer, Nipent® (pentostatin for injection), Mitomycin, SurfaceSafe® cleaner, and a number of preclinical products being developed as inhibitors of aurora-A, tyrosine kinase and DNA methyltransferase. For more information about SuperGen, please visit http://www.supergen.com/.

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than US$ 500 million in its financial year ended 30 June 2005 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

This press release contains "forward-looking" statements within the meaning of Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created thereby. These forward-looking statements include statements regarding the ability of the proposed transaction to strengthen SuperGen's financial position and enable SuperGen to commercialize its other products. Such statements are just predictions and involve risks or uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include (1) the failure of the parties to consummate the proposed transaction, (2) failure by Mayne to achieve the revenue milestones, resulting in SuperGen's failure to earn the deferred payments under the agreement. These and other risks are detailed from time to time in SuperGen's periodic filings with the Securities and Exchange Commission, including the report on Form 10-K for the fiscal year ended December 31, 2005 and on Form 10-Q for the quarter ended June 30, 2006. These forward-looking statements are made only as of the date hereof, and we disclaim any obligation to update or revise the information contained in any such forward-looking statements, whether as a result of new information, future events or otherwise.
Nipent® is a registered trademark of SuperGen, Inc.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/08/2006

TIME: 14:33:50

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Registered office address

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


mayne


21 August 2006

Mayne Pharma Limited
ABN 58 097 064 330

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0700
Fax 61 3 9868 0166

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Change of Registered Office

We confirm that the registered office of Mayne Pharma Limited will change to the following address effective Thursday 31 August 2006:

> Level 3
> 390 St Kilda Road
> Melbourne Victoria 3004

Yours faithfully
Mayne Pharma Limited

Dimitri Kiriacoulacos
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/08/2006

TIME: 11:47:01

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints Clinical Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media Release

18 August 2006

Mayne Pharma Appoints Clinical Director

Mayne Pharma Limited (ASX: MYP) today announced the appointment of Dr George Blackledge as Clinical Director of Mayne Pharma. Mayne Pharma's Chief Executive Officer and Managing Director, Dr Thierry Soursac, commented "I am delighted that George, with his unique track record of over 30 years' expertise in oncology and particularly clinical research, will join Mayne Pharma at this exciting phase of our development as we continue to focus on the oncology customer."

Hugh Burrill, Vice President Global Research & Development at Mayne commented "It is our stated strategy to grow our clinical development capability as we increase our focus on proprietary oncology products. With his long experience in the clinic, academia and the pharmaceutical industry, George will play a valuable role in this development."

After his degree in Medicine, Theology and Philosophy at Cambridge University, Dr Blackledge continued his medical training at St Bartholomew's Hospital in London, the Royal Hospital in Sheffield and Christie Hospital, Manchester, one of the largest cancer treatment centres in Europe, where he was Senior Registrar in Oncology. In 1981 Dr Blackledge was awarded a PhD from the University of Manchester, writing his thesis on "Cell surface characteristics of normal and abnormal lymphocytes" and a MD from the University of Cambridge entitled "Computed Tomography in lymphoma".

Dr Blackledge then spent 8 years as Consultant and Senior Lecturer in Medical Oncology at the University of Birmingham, Queen Elizabeth Hospital, where he developed a new academic oncology unit with laboratory facilities and a clinical trials unit which ran local, national and international studies. In 1990 Dr Blackledge joined Zeneca (now AstraZeneca) where, in his 16 years in its oncology franchise, Dr Blackledge focused on early stages of clinical development. He also brings to Mayne Pharma considerable expertise in pre-clinical assessment of compounds, inlicensing, research and clinical strategy, running all phases of clinical trials as well as regulatory submissions and commercial strategies.

Reporting to Hugh Burrill, Vice President Global Research & Development, Dr Blackledge will join Mayne Pharma in September and will be based at Mayne Pharma's London offices.

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than $US 500 million in its financial year ended 30 June 2005 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com

Media Contact
Sue Cato
Ph: +61 293602021
Mobile: +61 419282319

Investor Contact
Andrew Rowe
Vice President Investor Relations
Ph: +44 (0) 20 7420 8426
Mobile: +44 7920 598 353


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/08/2006

TIME: 14:01:17

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Mayne Pharma Limited

ABN

58 097 064 330

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,435,000 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options to acquire ordinary shares in Mayne Pharma Limited issued pursuant to the rules of the Mayne Pharma Executive Share Option Plan. The options are issued with the following exercise prices and expiry dates: • 1,510,000 options exercisable at $2.50 and expiring on 19 November 2010 • 990,000 options exercisable at $2.50 and expiring on 1 January 2011 • 1,100,000 options exercisable at $2.50 and expiring on 16 January 2011 (continued over the page)

	• 150,000 options exercisable at $2.50 and expiring on 13 December 2010 • 65,000 options exercisable at $2.50 and expiring on 2 March 2011 • 300,000 options exercisable at $2.50 and expiring on 1 April 2011 • 340,000 options exercisable at $2.73 and expiring on 18 May 2011 • 350,000 options exercisable at $2.68 and expiring on 23 May 2011 • 30,000 options exercisable at $2.67 and expiring on 29 May 2011 • 600,000 options exercisable at $2.63 and expiring on 31 July 2011

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Options are unquoted. Shares issued pursuant to the exercise of options will rank pari passu with existing ordinary shares.

5 Issue price or consideration

> Options issued for nil consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Options issued to eligible executives under Mayne Pharma Executive Share Option Plan.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> N/A

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	640,655,416	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,135,000	Options issued over ordinary shares pursuant to the Mayne Pharma Executive Share Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	It is not expected that the issue of options will have any effect on the Company's dividend policy.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15/08/06
(Director/Company secretary)

Print name: Dimitrios Constantinos Kiriacoulacos

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/08/2006

TIME: 14:51:27

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Oxaliplatin receives marketing authorisation in Portugal

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media Release

7 August 2006

Oxaliplatin Receives Marketing Authorisation in Portugal

Mayne Pharma (ASX: MYP) today announces that the Portuguese licensing authority, Infarmed, has issued marketing approval for Mayne Pharma's Oxaliplatin product, the first country to do so under the mutual recognition procedure. Mayne Pharma received approval for its Oxaliplatin product in Estonia in March 2006 and completed the mutual recognition procedure on 31 July 2006.

Mayne Pharma also notes that in proceedings brought by Sanofi-Aventis, a second European court has ruled that the process used to manufacture the active ingredient used in its Oxaliplatin products does not infringe the patents in issue. Sanofi-Aventis has appealed this ruling. This follows an earlier decision in May 2006 by the UK High Court (subject to an ongoing appeal) which found in favour of Mayne Pharma in regard to patents for its Oxaliplatin products.

Commenting on these developments, Mayne Pharma's Chief Executive Officer and Managing Director, Dr Thierry Soursac, said, "We are delighted that the Portuguese authorities have granted marketing authorisation for Oxaliplatin with such speed and expect the remaining European states to follow in the near future. To receive marketing approval so soon after completing the mutual recognition procedure illustrates the strength of our regulatory expertise. We are also gratified that a second European court has supported our intellectual property position in relation to Oxaliplatin. Today's news further strengthens the outlook for this important product in our strategy to focus on the oncology customer."

Oxaliplatin, sold under the brand name Eloxatin®, is a core anti-cancer product used in the treatment of stage III adjuvant and metastatic colorectal cancer. In 2005 oxaliplatin generated sales of approximately US$1.5 billion worldwide growing 28% over the prior year (source: IMS health MAT Dec 2005). The European market for oxaliplatin has a value of approximately US$500m.

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than $US 500 million in its financial year ended 30 June 2005 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

Contact Details:

Dr Jihad Manai
Executive Senior Vice President Corporate Communications and Public Affairs
Ph: +44 20 7420 8400
Mob: +44 7920 454 228

Andrew Rowe
Vice President Investor Relations
Ph: +44 20 7420 8426
Mob: +44 7920 598 353


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2006

TIME: 09:32:28

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Mayne Pharma and Pliva finalise agreement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media release
28 July 2006

Mayne Pharma and PLIVA Finalise Agreement to Continue Development of Biosimilar G-CSF

Mayne Pharma (ASX: MYP) today announces that it has finalised an agreement with PLIVA (LSE: PLVD), a leading international generic and specialty pharmaceutical company, for the continued development of biosimilar granulocyte-colony stimulating factor (G-CSF) for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is an haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with PLIVA in February 2005 involving G-CSF and Erythropoietin (EPO). Following the previously announced termination of the EPO part of the collaboration, this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones for comparability to Neupogen® set by Mayne Pharma and PLIVA. In addition, the pharmaceutical industry is increasingly moving in favour of the use of biosimilar products. The European Medicines Agency (EMEA) has finalised the guidelines for demonstrating biosimilarity to reference products and has approved Europe's first two biosimilar products, both of which are human growth hormones.

Mayne Pharma is conducting and funding all clinical development of the product and will be responsible for regulatory filings in the territories in which it will market the product. PLIVA is completing compound development and will be responsible for manufacturing the commercial product. G-CSF builds upon Mayne Pharma's strategy to expand into the specialty pharmaceuticals arena by developing products with high barriers to entry and it also expands its clinical trials capabilities.

Contact Details:

Media Contact
Dr Jihad Manai
Executive Senior Vice President
Corporate Communications & Public Affairs
Ph: +44 (0) 207 7420 8408
Mobile: +44 (0) 7920 454 228

Investor Contact
Andrew Rowe
Vice President Investor Relations
Ph: +44 (0) 20 7420 8426
Mobile: +44 (0) 7920 598 353

About G-CSF

G-CSF (granulocyte-colony stimulating factor) is the active ingredient in Amgen's Neupogen® (filgrastim) primarily indicated for the regulation of white blood cell production in the treatment of cancer patients with chemotherapy induced neutropenia. According to IMS, 2005 sales of G-CSF reached €500M in the EU and €48M in Australia and New Zealand.

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than $US 500 million in its financial year ended 30 June 2005 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2006

TIME: 08:52:27

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


mayne

ASX AND MEDIA RELEASE
28 July 2006

MAYNE PHARMA ISSUES TRADING STATEMENT AND INCREASES PROFIT GUIDANCE FOR THE FINANCIAL YEAR TO JUNE 2006

Mayne Pharma (ASX:MYP) announces that, for the financial year to 30 June 2006, unaudited results indicate that pro forma sales increased to approximately A$800 million (2005: A$687.3 million), driven in particular by strong performances by irinotecan and paclitaxel, which continues to grow in key markets. Strong sales growth was seen in all regions.

Based on unaudited results, pro forma EBIT before significant items is expected to be ahead of previous guidance of A$108-112 million and in the range of A$118-121 million (2005: A$90.2 million). This includes the effect of an unaudited one-time charge of approximately A$4 million relating to restructuring at the manufacturing plant in Mulgrave, Australia. Trading in the final quarter was above expectations, driven by stronger than expected growth and resilient margins on paclitaxel in Europe, the strong performance of irinotecan and oxaliplatin in Canada and successful launch of mitoxantrone and relaunch of hydromorphone in the US.

Dr Thierry Soursac, Mayne Pharma's Chief Executive Officer and Managing Director, commented "This is a very strong end to a great year. During the financial year to June 2006, Mayne Pharma not only became a standalone company, but also announced and began implementation of a new strategy, made several important product launches, hired a number of highly qualified and experienced people to its management team, and announced its first acquisition, Nipent®, as part of the new strategy."

"During financial year 2006," Dr Soursac continued "our operational effectiveness programme has resulted in improved delivery times and lowered cycle times, particularly at the Mulgrave manufacturing facility. In addition, the company's vertical integration strategy to manufacture certain active pharmaceutical ingredients in-house has led to reduced manufacturing costs for certain products. Going forward, Mayne Pharma has a strong pipeline of products in development, and we are expecting further launches of a number of our key products. As a result we are heading into financial year 2007 with confidence, as we continue to implement our strategy to focus on the oncology customer's needs."

Mayne Pharma will present its full year end result on 11 September 2006 in Melbourne, Australia.

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than $US 500 million in its financial year ended 30 June 2005 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

Note:

As outlined in the Mayne Group Limited Explanatory Memorandum dated 7 October 2005, Mayne Pharma Limited, acquired, from Mayne Group Limited, FH Faulding & Co Limited including its pharmaceutical businesses based in Salisbury, Australia effective 18 November 2005. Pro forma results differ to statutory results in that they include adjustments to reflect the costs of operating as an independent company as well as the inclusion of Salisbury operations as if these operations had been included for the whole period.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/07/2006

TIME: 10:42:24

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	22 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2006
No. of securities held prior to change	60,581
Class	Ordinary
Number acquired	1,079
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,740.66
No. of securities held after change	61,660
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/07/2006

TIME: 10:43:40

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	22 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2006
No. of securities held prior to change	59,493
Class	Ordinary
Number acquired	2,158
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,481.32
No. of securities held after change	61,651
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL PROCESSING SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/07/2006

TIME: 10:44:56

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	22 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2006
No. of securities held prior to change	18,675
Class	Ordinary
Number acquired	1,023
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,598.42
No. of securities held after change	19,698
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/07/2006

TIME: 10:42:55

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	22 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17 July 2006
No. of securities held prior to change	28,838
Class	Ordinary
Number acquired	817
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,075.18
No. of securities held after change	29,655
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/07/2006

TIME: 10:18:35

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints Bill Simmons Chief Operating Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media Release

14 July 2006

Mayne Pharma Appoints Bill Simmons Chief Operating Officer

Mayne Pharma (ASX: MYP) today announced the appointment of Bill Simmons as Chief Operating Officer.

Bill brings 23 years of pharmaceutical experience to the leadership of Mayne Pharma. He began his career in manufacturing and progressed to successive roles in sales, marketing, and general management. Most recently he was Senior Vice President of Commercial Operations for Mayne Pharma in the USA, where he turned that business unit around and set it on a path of profitable growth. Prior to joining Mayne, Bill was Global General Manager of Baxter's Anaesthesia and Critical Care Multisource Injectable and Oncology businesses. At Baxter, Bill managed and built one of the largest generic injectable businesses in the USA. He also spent time at Anaquest/Ohmeda and the Lederle Division of Wyeth.

Mayne Pharma's Chief Executive Officer and Managing Director, Dr Thierry Soursac, said "Bill has already made a significant contribution to the growth of Mayne Pharma in the United States and I am delighted to give him the opportunity to play a more active role in our global strategic development. Bill has first hand experience in manufacturing, proprietary and generic drugs and in oncology, a rare and unique combination of skills that positions him to lead Mayne Pharma's operations through our transformation into a leading oncology specialist".

Mr Simmons received a BS in Chemistry from Missouri Western State University and an MBA, Marketing and Finance from McColl School, Queens University, Charlotte, NC.

Mr Simmons joined Mayne Pharma in 2005 as Senior Vice President and Head of Commercial Operations in the United States. Prior to Mayne Pharma, Mr Simmons spent 14 years at Baxter Healthcare most recently as Global General Manager of Baxter's Anaesthesia and Critical Care Multisource Injectable and Oncology businesses where he managed $830M in annual global sales of multi-source injectables and proprietary oncology product lines.

About Mayne Pharma Limited

Mayne Pharma Limited focuses on the development, manufacture, sale and distribution of medicines used by oncologists. The company is listed on the Australian Stock Exchange under the code "MYP".

Mayne Pharma's product portfolio has been built on world class process development capabilities in the two families of drugs that are commonly used in the treatment of cancer today: taxanes and platinum derivatives. The company has also expanded from its origins in generic chemotherapy medicines to related therapeutic drugs used by oncologists in the treatment of cancer such as antibiotics and pain management.

On the back of this expertise, Mayne Pharma has expanded from Australia so that it now distributes its products in more than 65 countries around the world. It has established strong commercial footholds especially in Europe and Asia Pacific. In

North America, Mayne Pharma is the second largest supplier of generic, injectable oncology medicines in Canada and the company has a small and developing position in the United States that provides future opportunity to grow.

Mayne Pharma was demerged from Mayne Group Limited so the business could focus on its core competencies and have increased flexibility to implement appropriate strategies and a capital structure that would help facilitate its continued success.

Media Contact
Dr Jihad Manai
Executive Senior Vice President
Ph: +44 (0) 207 7420 8408
Mobile: +44 7920 454 228

Investor Contact
Andrew Rowe
Vice President Investor Relations
Ph: +44 (0) 20 7420 8426
Mobile: +44 7920 598 353


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 09:52:13

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	22 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2006
No. of securities held prior to change	28,042
Class	Ordinary
Number acquired	796
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,077.56
No. of securities held after change	28,838
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 09:51:01

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	22 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2006 & 20 June 2006
No. of securities held prior to change	17,279
Class	Ordinary
Number acquired	875 (15/06/06) & 521 (20/06/06)
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,283.75 (15/06/06) & $1,344.18 (20/06/06)
No. of securities held after change	18,675
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 09:50:51

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	22 May 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2006
No. of securities held prior to change	59,531
Class	Ordinary
Number acquired	1,050
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,740.50
No. of securities held after change	60,581
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 09:48:58

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	22 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 June 2006
No. of securities held prior to change	57,392
Class	Ordinary
Number acquired	2,101
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,483.61
No. of securities held after change	59,493
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 09:46:17

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment Executive VP General Counsel & Company Secretary

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media Release

22 June 2006

Mayne Pharma Appoints Executive Vice President, General Counsel & Company Secretary

Mayne Pharma Limited (ASX: MYP) today announced the appointment of Tamara Joseph as Executive Vice President, General Counsel and Company Secretary.

Mayne Pharma's Chief Executive Officer and Managing Director, Dr Thierry Soursac, said "Tamara has a strong legal background coupled with extensive international experience in the biotechnology and pharmaceutical markets. Her deep understanding of the sector will be invaluable in helping us navigate the complex legal issues faced by our industry especially her experience in Intellectual Property litigation which maybe needed to be reinforced and I have no doubt that she will be instrumental in helping Mayne Pharma progress to the next stage of its development".

Ms Joseph received a BA honours degree in Economics from Duke University, North Carolina in 1984, before embarking on her legal studies at the University of Michigan Law School in 1988. She then received an LLM Honours degree in European Community Law from the College of Europe in Bruge in 1994 followed by a LLM Honours degree in Civil law from the University of Paris II-Assas, in Paris in 1997.

Ms Joseph joins Mayne Pharma from French cell-therapy company, LTK Farma, where she was a member of the Board of Directors and Compensation Committee as well as advising on infringement issues and patent litigation and business development strategies. Previously, she was Vice President, General Counsel and Corporate Secretary at the Nasdaq-listed biotechnology company Transkaryotic Therapies Inc., where she managed the intellectual property and corporate legal departments and ultimately advised the Board on the company's $1.6 billion merger with Shire Pharmaceuticals. Prior to this, Ms Joseph was a Vice-President in the international legal department at Nasdaq-listed Biogen Idec where she established the legal and public affairs departments for the overseas operations at the company's US headquarters.

Ms Joseph reports to the Chief Executive Officer and Managing Director of Mayne Pharma, and is based at the company's headquarters in London, UK.

About Mayne Pharma Limited

Mayne Pharma Limited focuses on the development, manufacture, sale and distribution of medicines used by oncologists. The company is listed on the Australian Stock Exchange under the code "MYP".

Mayne Pharma's product portfolio has been built on world class process development capabilities in the two families of drugs that are commonly used in the treatment of cancer today: taxanes and platinum derivatives. The company has also expanded from its origins in generic chemotherapy medicines to related therapeutic drugs used by oncologists in the treatment of cancer such as antibiotics and pain management.

On the back of this expertise, Mayne Pharma has expanded from Australia so that it now distributes its products in more than 65 countries around the world. It has established strong commercial footholds especially in Europe and Asia Pacific. In North America, Mayne Pharma is the second largest supplier of generic, injectable oncology medicines in Canada and the company has a small and developing position in the United States that provides future opportunity to grow.

Mayne Pharma was demerged from Mayne Group Limited so the business could focus on its core competencies and have increased flexibility to implement appropriate strategies and a capital structure that would help facilitate its continued success.

Contact

Dr Jihad Manai
Executive Senior Vice President
Corporate Communications & Public Affairs
Ph: +44 (0) 207 7420 8408
Mobile: +44 7920 454 228


ASX
AUSTRALIAN STOCK EXCHANGE


SECTION
PROCESSING
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2006

TIME: 08:48:24

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Acquires Supergens North American Oncology Products

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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mayne


SuperGen

ASX AND MEDIA RELEASE

MAYNE ACQUIRES SUPERGEN'S NORTH AMERICAN ONCOLOGY PRODUCTS

Mayne Pharma Limited (ASX:MYP) and SuperGen, Inc. (NASDAQ: SUPG) announced today that they have signed a definitive agreement for Mayne Pharma to acquire the North American rights to Nipent® (pentostatin for injection) and SurfaceSafe™ from SuperGen, Inc. for a total maximum consideration of US$34 million inclusive of approximately US$14 million upfront at signing. The remaining payments are contingent on key events and product performance. The transaction is subject to customary closing conditions.

Nipent® is a treatment approved for patients with hairy cell leukemia and SurfaceSafe™ is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

Commenting on the acquisition today, Mayne Pharma's Chief Executive Officer and Managing Director Dr Thierry Soursac said, "A key element of Mayne Pharma's new strategy, presented last month, is to acquire niche marketed or close-to-market proprietary products that strengthen our oncology focus and leverage our development, manufacturing and marketing capabilities. The addition of Nipent®, therefore, fits our strategy perfectly, building on our core oncology capability, particularly in the important US market. In addition, since Nipent® is a proprietary product, this transaction will raise Mayne Pharma's profile with key customers and opinion leaders, further strengthening our position."

Dr. James S. Manuso, President and Chief Executive Officer of SuperGen, commented, "We are encouraged by Mayne Pharma's commitment to the oncology market and the continuing development of the Nipent® franchise. The added financial strength this transaction affords will further enable SuperGen to rapidly develop and commercialize our targeted therapeutics."

Under the terms of the proposed transaction, Mayne Pharma will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts related to Nipent® in North America and SurfaceSafe™. The parties are working towards executing additional agreements for the acquisition of mitomycin, a cytotoxic cancer therapeutic, for the US market as well as any SuperGen rights to these products outside of the United States.

About SuperGen

Based in Dublin, California, SuperGen is a pharmaceutical company dedicated to the discovery, acquisition, rapid development and commercialization of therapies for solid tumors and hematological malignancies. SuperGen's portfolio includes Orathecin™ (rubitecan) capsules, an investigational drug intended for the treatment of pancreatic cancer, Nipent® (pentostatin for injection), Mitomycin, SurfaceSafe® cleaner, and a number of preclinical products being developed as inhibitors of aurora-A, tyrosine kinase and DNA methyltransferase. For more information about SuperGen, please visit http://www.supergen.com.

About Mayne Pharma

Mayne Pharma Limited is a specialty pharmaceutical company focused on developing, manufacturing and selling a comprehensive range of products to oncology customers in more than 65 countries around the world. The company seeks to augment its growth by accessing additional marketed or development-stage products either through acquisition or partnership. Mayne Pharma generated sales of more than $US 500 million in its financial year ended 30 June 2005 and is listed on the Australian Stock Exchange under the symbol 'MYP'. For more information about Mayne Pharma, please visit www.maynepharma.com.

This press release contains "forward-looking" statements within the meaning of Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created thereby. These forward-looking statements include statements regarding the ability of the proposed transaction to strengthen SuperGen's financial position and enable SuperGen to commercialize its other products. Such statements are just predictions and involve risks or uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include (1) the failure of the parties to consummate the proposed transaction, (2) failure by Mayne to achieve the revenue milestones, resulting in SuperGen's failure to earn the deferred payments under the agreement. These and other risks are detailed from time to time in SuperGen's periodic filings with the Securities and Exchange Commission, including the report on Form 10-K for the fiscal year ended December 31, 2005 and on Form 10-Q for the quarter ended March 31, 2006. These forward-looking statements are made only as of the date hereof, and we disclaim any obligation to update or revise the information contained in any such forward-looking statements, whether as a result of new information, future events or otherwise.

Nipent® is a registered trademark of SuperGen, Inc.

CONTACT:

For further information about **Mayne Pharma**, please contact:

Jihad Manai	Andrew Rowe
Corporate Communications and Public Affairs	Investor Relations
Mayne Pharma	Mayne Pharma
+44 7920 454 228	+44 7920 598 353
jihad.manai@maynepharma.com	andrew.rowe@maynepharma.com

For further information about **SuperGen**, please contact:

Timothy L. Enns
SuperGen, Inc.
Tel: (925) 560-0100 x111
E-mail: tenns@SuperGen.com

Sharon Weinstein
Noonan Russo
Tel: (212) 845-4271
E-mail: sharon.weinstein@eurorscg.com

###


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/06/2006

TIME: 11:32:13

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints Senior Vice President US Commerical Ops

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media Release

7 June 2006

Mayne Pharma Appoints Senior Vice President, US Commercial Operations

Mayne Pharma Limited (ASX:MYP) today announced the appointment of Mr James (Jim) Hageman as Senior Vice President, US Commercial Operations.

Mayne Pharma's Chief Executive Officer and Managing Director, Dr Thierry Soursac, said "Jim has a very deep understanding of the US market, complemented by significant experience in international markets. His background combined with a keen appreciation for market dynamics will enable Mayne Pharma to most effectively position its products in the US, a region which represents great potential for the company."

Mr Hageman completed a biology degree at California State University in 1983, followed by an extended career with Upjohn Company covering a range of sales and marketing field and corporate roles in generic pharmaceuticals.

In 1995, with the merger of Upjohn and Pharmacia Mr Hageman was appointed Vice President marketing, North America. In 1997, he was appointed as Vice President Global Business Planning and Control, with emphasis on pricing, market research, competitive intelligence and business forecasting. He also developed the provision of high impact services in support of the global marketing organisation, the success of which led to his appointment as Vice President Worldwide Field Force Effectiveness in 2000. Responsibilities covered the major markets of US, Europe and Asia Pacific.

In 2003 he joined Daiichi Pharmaceuticals as Chief Operating Officer and shortly after became the Chief Executive Officer. Strong performance under his stewardship resulted in a takeover by Sankyo in late 2005, which has now provided Mayne Pharma with the opportunity to gain from his extensive experience in the US market.

Mr Hageman reports to the Chief Operating Officer Mayne Pharma, and as the leader of US commercial operations is located at Paramus, New Jersey.

About Mayne Pharma Limited

Mayne Pharma Limited focuses on the development, manufacture, sale and distribution of medicines used by oncologists. The company is listed on the Australian Stock Exchange under the code "MYP".

Mayne Pharma's product portfolio has been built on world class process development capabilities in the two families of drugs that are commonly used in the treatment of cancer today: taxanes and platinum derivatives. The company has also expanded from its origins in generic chemotherapy medicines to related therapeutic drugs used by oncologists in the treatment of cancer such as antibiotics and pain management.

On the back of this expertise, Mayne Pharma has expanded from Australia so that it now distributes its products in more than 65 countries around the world. It has established strong commercial footholds especially in Europe and Asia Pacific. In North America, Mayne Pharma is the second largest supplier of generic, injectable

oncology medicines in Canada and the company has a small and developing position in the United States that provides future opportunity to grow.

Mayne Pharma was demerged from Mayne Group Limited so the business could focus on its core competencies and have increased flexibility to implement appropriate strategies and a capital structure that would help facilitate its continued success.

Media Contact
Dr Jihad Manai
Executive Senior Vice President
Ph: +44 (0) 207 7420 8408
Mobile: +44 7920 454 228

Investor Contact
Andrew Rowe
Vice President Investor Relations
Ph: +44 (0) 20 7420 8426
Mobile: +44 7920 598 353


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/06/2006

TIME: 11:23:48

TO: MAYNE PHARMA LIMITED

FAX NO: 03-9868-0166

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints Senior Vice President Business Development

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX and Media Release

7 June 2006

Mayne Pharma Appoints Senior Vice President, Business Development

Mayne Pharma Limited (ASX:MYP) today announced the appointment of Mr Ron Squarer as Senior Vice President, Business Development joining us from the corporate team of Pfizer Corporation.

Mayne Pharma's Chief Executive Officer and Managing Director Dr Thierry Soursac said "With his extensive pharmaceutical background and specialist global oncology experience, Ron is ideally suited to leading Mayne Pharma's global licensing, acquisition and partnership activities."

"Mayne Pharma's strategy is to increasingly focus on oncology related products and services and I am delighted that Ron has joined us at the beginning of this important and exciting phase of activity."

Mr Squarer completed a dual degree at University of California, Berkeley, in 1988 with a BSc in Biochemistry and a BA in Political Science.

After completing an MBA at the Kellogg School of Management at Northwestern University in 1992 he was recruited by SmithKline Beecham in pharmaceutical sales and business development roles, and subsequently moved into the international market with marketing and strategic roles in Israel and London.

In 2001 he joined Pfizer and in 2002 was appointed to lead the team responsible for new product development for infectious disease and oncology. In the next two years he conducted the screening analysis for over 30 infectious disease and oncology products in the international arena.

In 2004 he moved to focus exclusively on oncology therapy development and for the past 26 months he has led the Pfizer strategic development process for new product development and served as a member of the Therapy Area Governance team which made key decisions with regard to pipeline candidates and external investment opportunities.

Reflecting the potential of the US market, Mr Squarer will be co-located in London and New Jersey. Mr Squarer reports to the Chief Executive Officer and Managing Director and is a member of the global executive committee.

About Mayne Pharma Limited

Mayne Pharma Limited focuses on the development, manufacture, sale and distribution of medicines used by oncologists. The company is listed on the Australian Stock Exchange under the code "MYP".

Mayne Pharma's product portfolio has been built on world class process development capabilities in the two families of drugs that are commonly used in the treatment of cancer today: taxanes and platinum derivatives. The company has also expanded from its origins in generic chemotherapy medicines to related therapeutic drugs used by oncologists in the treatment of cancer such as antibiotics and pain management.

On the back of this expertise, Mayne Pharma has expanded from Australia so that it now distributes its products in more than 65 countries around the world. It has established strong commercial footholds especially in Europe and Asia Pacific. In North America, Mayne Pharma is the second largest supplier of generic, injectable oncology medicines in Canada and the company has a small and developing position in the United States that provides future opportunity to grow.

Mayne Pharma was demerged from Mayne Group Limited so the business could focus on its core competencies and have increased flexibility to implement appropriate strategies and a capital structure that would help facilitate its continued success.

Media Contact
Dr Jihad Manai
Executive Senior Vice President
Ph: +44 (0) 207 7420 8408
Mobile: +44 7920 454 228

Investor Contact
Andrew Rowe
Vice President Investor Relations
Ph: +44 (0) 20 7420 8426
Mobile: +44 7920 598 353